Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF NOVEMBER 8, 2004

BY AND AMONG

BRITISH TELECOMMUNICATIONS PLC,

BLUE ACQUISITION CORP.

and

INFONET SERVICES CORPORATION

8.4	Interpretation	52
8.5	Severability	52
8.6	Counterparts	53
8.7	Entire Agreement; No Third Party Beneficiaries	53
8.8	Governing Law	53
8.9	Assignment	53
8.10	Enforcement	54

Exhibits

1.	Restated Certificate of Incorporation of Surviving Corporation
2.	Forms of Press Releases

AGREEMENT AND PLAN OF MERGER dated as of November 8, 2004 (this Agreement),

BY AND AMONG:

(1)	British Telecommunications plc, a company incorporated in England and Wales (Parent);

(2)	Blue Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (Merger Sub); and

(3)	Infonet Services Corporation, a Delaware corporation (the Company).

WHEREAS:

(A)	the Board of Directors of each of the Company, Merger Sub and Parent has approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the Merger), upon the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding share of Class A common stock, par value $0.01 per share, of the Company (the Company Class A Common Stock) not owned by Parent, Merger Sub or the Company, other than the Appraisal Shares (as defined in Section 2.1(d)), will be converted into the right to receive $2.06 in cash, without interest, and each issued and outstanding share of Class B common stock, par value $0.01 per share, of the Company (the Company Class B Common Stock, and together with the Company Class A Common Stock, the Company Common Stock) not owned by Parent, Merger Sub or the Company, other than the Appraisal Shares, will be converted into the right to receive $2.06 in cash, without interest (the Merger Consideration);

(B)	as a condition of the willingness of Parent to enter into this Agreement, Jose Collazo, Paul Galleberg and Akbar Firdosy and each holder of shares of outstanding Company Class A Common Stock (each, a Stockholder), has entered a Stockholder Agreement dated as of the date hereof (each, a Stockholder Agreement) with Parent, which provides, among other things, that, subject to the terms and conditions thereof, such Stockholder will vote his or its shares of Company Common Stock in favor of the Merger and the approval and adoption of this Agreement;

(C)	prior to the Board of Directors approvals referred to above, a Special Committee of the Board of Directors of the Company (the Special Committee) (i) determined that the Merger is fair to and in the best interests of the public holders of the Company Class B Common Stock and (ii) recommended the approval of this Agreement to the Board of Directors of the Company and the adoption of this Agreement to the public holders of the Company Class B Common Stock; and

(D)	Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

1.	THE MERGER

1.1	The Merger

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the DGCL), Merger Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.3). As a result of the Merger and at the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall be the surviving corporation (the Surviving Corporation) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

1.2	Closing

The closing of the Merger (the Closing) shall take place at 10:00 a.m., New York time, on the second Business Day after the satisfaction or waiver of the conditions set forth in Section 6 (other than those conditions that by their terms cannot be satisfied until the time of the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Allen & Overy LLP, 1221 Avenue of the Americas, New York, New York 10020, or at such other time, date or place agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the Closing Date.

1.3	Effective Time

Prior to the Closing, Parent shall prepare, and on the Closing Date the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger (the Certificate of Merger) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such subsequent time or date as Parent and the Company shall agree and specify in the Certificate of Merger. The time at which the Merger becomes effective is referred to in this Agreement as the Effective Time.

1.4	Effects of the Merger

The Merger shall have the effects set forth in Section 259 of the DGCL.

1.5	Certificate of Incorporation and By-laws

(a)	The certificate of incorporation of the Company shall be amended as of the Effective Time to be in the form of Exhibit 1 and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(b)	The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.6	Directors

The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the next annual meeting of stockholders of the Surviving Corporation (or their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be.

1.7	Officers

The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified, as the case may be.

2.	CONVERSION OF SECURITIES

2.1	Conversion of Capital Stock

As of the Effective Time, by virtue of the Merger and without any further action on the part of Merger Sub, the Company or the holders of any securities of the Company or Merger Sub:

(a)	Capital Stock of Merger Sub. Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)	Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that, immediately prior to the Effective Time, is owned directly by the Company as treasury stock, or by Parent or Merger Sub, shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)	Conversion of Company Common Stock. Each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.1(b) and the Appraisal Shares) shall automatically be converted into the right to receive the Merger Consideration. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares (a Certificate) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration with respect to each such share.

(d)	Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (the Appraisal Shares) of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (Section 262) shall not be converted into the right to receive the Merger Consideration in respect of such shares as provided in Section 2.1(c), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and each such Appraisal Share shall be deemed to have been converted at the Effective Time into, and each such Appraisal Share shall have become, the right to receive the Merger Consideration as provided in Section 2.1(c). The Company shall provide prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.2	Exchange of Certificates

(a)	Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably satisfactory to the Company to act as agent for the payment of the Merger Consideration (the Paying Agent). From time to time after the Effective Time, Parent shall provide, or cause the Surviving Corporation to provide, to the Paying Agent funds in amounts and at the times necessary for the payment of the Merger Consideration pursuant to Section 2.1(c) upon surrender of Certificates, it being understood that (i) at least 90% of such funds shall be provided to the Paying Agent at the Effective Time and (ii) any and all interest or income earned on funds made available to the Paying Agent pursuant to this Agreement shall be turned over to Parent (such funds being hereinafter referred to as the Exchange Fund).

(b)	Exchange Procedure. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in customary form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of a Certificate in exchange for the Merger Consideration payable in respect of such Certificate. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares formerly represented by such Certificate shall have been converted into the right to receive pursuant to Section 2.1(c), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the stock transfer books of the Company, the proper amount of cash may be paid in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c)	No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of a Certificate in accordance with the terms of this Section 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, they shall be cancelled and exchanged as provided in this Section 2.

(d)	No Liability. None of Parent, Merger Sub, the Company or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered before the second anniversary of the Effective Time (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.1(d))), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e)	Lost Certificates. If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against the Surviving Corporation with respect to such Certificate, the Paying Agent shall pay in respect of such lost, stolen, defaced or destroyed Certificate the Merger Consideration with respect to each share of Company Common Stock formerly represented by such Certificate.

(f)	Withholding Rights. Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold any applicable taxes required to be deducted and withheld by applicable law from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock. To the extent that amounts are so deducted and withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the stockholder in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

(g)	Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates on the date that is nine months after the Effective Time shall be delivered to Parent, upon demand, and any holder of a Certificate who has not theretofore complied with this Section 2 shall thereafter look only to Parent for payment of its claim for Merger Consideration, but only as general unsecured creditors thereof.

3.	REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

Except as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates and such other Sections or Subsections of this Agreement to the extent a matter is disclosed in such a way to make its relevance to the information called for by such other Section or Subsection readily apparent) delivered by the Company to Parent prior to the execution of this Agreement (the Company Disclosure Letter), the Company represents and warrants to Parent and Merger Sub as follows:

(a)	Organization, Standing and Power. Each of the Company and its Subsidiaries (as defined in Section 8.3) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as currently conducted, except where the failure to be in good standing, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect (as defined in Section 8.3). Each of the Company and its Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification or licensing necessary, except where the failure to be so qualified or licensed individually and in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has delivered to Parent prior to the execution of this Agreement true and complete copies of the Certificate of Incorporation of the Company, as amended to the date of this Agreement (as so amended, the Company Charter), and the by-laws of the Company, as amended to the date of this Agreement (as so amended, the Company By-laws), and the comparable charter and organizational documents of each Significant Subsidiary (as defined in Section 8.3), in each case as amended to the date of this Agreement. Neither the Company nor any Significant Subsidiary is in default or violation of any term or provision of any such document.

(b)	Subsidiaries. Section 3.1(b) of the Company Disclosure Letter lists each Subsidiary of the Company and its jurisdiction of organization. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and, except as set forth in Section 3.1(b) of the Company Disclosure Letter, are owned by the Company, by a wholly owned Subsidiary of the Company or by the Company and one or more wholly owned Subsidiaries of the Company, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, Liens). Except for its interests in its Subsidiaries and joint ventures as set forth in Section 3.1(b) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(c)	Capital Structure. The authorized capital stock of the Company consists of 400,000,000 shares of Company Class A Common Stock, 600,000,000 shares of Company Class B Common Stock and 30,000,000 shares of Class C common stock (Company Class C Common Stock), each with a par value of $0.01 per share (together, the Company Capital Stock). At the close of business on November 2, 2004, (i)161,403,358 shares of Company Class A Common Stock and 306,793,546 shares of Company Class B Common Stock were issued and outstanding (other than shares held in treasury), (ii) 202,756,983 shares of Company Class A Common Stock and 11,192,768 shares of Company Class B Common Stock were held by the Company in its treasury, (iii) 30,025,966 shares of Company Class B Common Stock were subject to outstanding Company Stock Options (as defined below), and 14,141,074 additional shares of Company Class B Common Stock are available for issuance pursuant to the Amended and Restated 2000 Employee Stock Purchase Plan and any other plan pursuant to which any outstanding options to purchase Company Class B Common Stock were or may be granted (such plans, collectively, the Company Stock Plans), (iv) 3,741,500 shares of Company Class B Common Stock were subject to outstanding conditional and restricted stock awards and other incentive awards issued under the Company Stock Plans (Stock Units) and (v) no shares of Company Class C Common Stock were issued and outstanding or were held by the Company in its treasury. During the period from April 2, 2004 to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company other than issuances of shares of Company Class B Common Stock pursuant to the exercise of Company Stock Options outstanding on April 2, 2004 as required by their terms as in effect on the date of this Agreement and (y) there have been no issuances by the Company of options, warrants or other rights to acquire shares of capital stock or other equity or voting interests from the Company. Section 3.1(c) of the Company Disclosure Letter contains a true and complete list, as of the close of business on November 2, 2004, of all outstanding options to purchase Company Class B Common Stock granted under the Company Stock Plans (collectively, the Company Stock Options) and any other options to purchase Class B Company Common Stock, the number of shares subject to each such Company Stock Option, the grant dates and exercise prices of each such Company Stock Option and the names of the holder thereof. Except as set forth above, at the close of business on November 2, 2004 no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. There are no outstanding stock appreciation rights linked to the price of Company Class B Common Stock and granted under any Company Stock Plan that were not granted in tandem with a related Company Stock Option. All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any Contract (as defined in Section 3.1(d)) to which the Company is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Capital Stock may vote (Voting Company Debt). Except as set forth above or in Section 3.1(c) of the Company Disclosure Letter, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any Subsidiary of the Company or any Voting Company Debt, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights inuring to holders of Company Capital Stock. To the extent that the Company Disclosure Letter sets forth any items or matters as exceptions to the preceding sentence, Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list, as of the close of business on November 2, 2004, of all such items and matters and the economic terms and conditions thereof. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

(d)	Authority; Noncontravention. The Company has all requisite corporate power and corporate authority to execute and deliver this Agreement and subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval (as defined in Section 3.1(o)), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, fraudulent transfer, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity. At a meeting duly noticed, called and held on November 7, 2004 the Special Committee, by unanimous vote of the directors voting, determined that the Merger is fair to, and in the best interests of, the holders of Company Class B Common Stock, and has recommended the approval of this Agreement to the Board of Directors of the Company and the adoption of this Agreement to the holders of Company Class B Common Stock. The Board of Directors of the Company, at a meeting duly called and held at which directors of the Company constituting a quorum were present, duly adopted resolutions by unanimous vote of the directors voting, (i) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of the Company’s stockholders that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (iii) declaring that the consideration to be paid to the Company’s stockholders in the Merger is fair to such stockholders, (iv) directing that this Agreement be submitted to a vote at a meeting of the Company’s stockholders, and (v) recommending that the Company’s stockholders adopt this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of (i) the Company Charter or Company By-laws or the certificate of incorporation or by-laws (or similar organizational documents) of any Subsidiary of the Company, (ii) any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, commitment, agreement, instrument, arrangement, understanding, obligation, undertaking, permit, concession, franchise or license, whether oral or written (each, including all amendments thereto, a Contract), to which the Company or any of its Subsidiaries is a party or any of their respective properties or assets is subject or otherwise under which the Company or any of its Subsidiaries have rights or benefits or (iii) subject to the governmental filings and other matters referred to in the following sentence, any (A) statute, law, ordinance, rule or regulation or (B) judgment, order or decree, in each case applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses, Liens or entitlements that individually and in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, any domestic or foreign (whether national, federal, state, provincial, local or otherwise) government or any court, administrative agency or commission or other governmental or regulatory authority or agency, domestic, foreign or supranational (a Governmental Entity), or termination or expiration of any waiting period under applicable law, is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby or compliance with the provisions hereof, except for (1) consents, approvals, authorizations, clearances, compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act), Council Regulation (EC) no 139/2004 of January 20, 2004 on the control of concentrations between undertakings (the EC Merger Regulation) and all other applicable antitrust or competition laws of foreign jurisdictions, (2) consents, approvals, orders or authorizations of, or registrations, declarations or filings under the Communications Act of 1934, as amended (the Communications Act), and any rules and regulations promulgated by the Federal Communications Commission (the FCC), (3) consents, approvals, orders or authorizations of, or registrations, declarations or filings under the laws, rules, regulations, practices and orders of any state or state public service commissions (PUCs), foreign telecommunications regulatory agencies or similar state or foreign regulatory bodies, (4) the filing with the Securities and Exchange Commission (the SEC) of a proxy statement relating to the adoption by the Company’s stockholders of this Agreement (as amended or supplemented from time to time, the Proxy Statement) and such other reports under the United States Securities Exchange Act of 1934, as amended (the Exchange Act), as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (5) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (6) any filings required under the International Investment and Trade in Services Survey Act, (7) any filings, approvals or consents required under the New Jersey Industrial Site Recovery Act, the Connecticut Transfer Act, or any similar law or requirement, (8) any filings required by the rules and regulations of the New York Stock Exchange, (9) such other consents, approvals, orders, authorizations, registrations, declarations and filings as are set forth in Section 3.1(d) of the Company Disclosure Letter and (10) such other consents, approvals, orders and authorizations of, and registrations, declarations and filings (including those with foreign Governmental Entities) the failure of which to be obtained or made has not had and would not reasonably be expected to have a Material Adverse Effect.

(e)	SEC Documents.

(i)	The Company has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed with the SEC by the Company since June 26, 2001 (together with all information incorporated therein by reference, the SEC Documents). No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC. As of their respective dates or, if amended prior to the date hereof, as of the amendment date, the SEC Documents complied in all material respects with the requirements of the United States Securities Act of 1933, as amended (the Securities Act), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents at the time it was filed or, if amended prior to the date hereof, as of the amendment date, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Document filed and publicly available prior to the date of this Agreement (a Filed SEC Document) has been revised or superseded by a later filed SEC Document, none of the SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)	The financial statements (including the notes thereto) of the Company included in the SEC Documents comply as to form, as of their respective dates of filing or, if amended prior to the date hereof, as of the date of filing of the amendment, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (GAAP) (except in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments). The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Except as set forth in the Filed SEC Documents and except for liabilities and obligations incurred in connection with this Agreement or the transactions contemplated hereby, the Company and its Subsidiaries have no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that individually or in the aggregate have had or would reasonably be expected to have a Material Adverse Effect.

(iii)	Since the enactment of the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act), the Company has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. Section 3.1(e)(iii) of the Company Disclosure Letter sets forth, as of the date hereof, a schedule of all outstanding loans to officers or directors of the Company and the payment status thereof, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(iv)	The Company has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.

(v)	The Company has disclosed, based on the most recent evaluation by the chief executive officer and the chief financial officer of the Company, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(vi)	As of the date hereof, the Company has not identified any material control deficiencies other than as disclosed in Section 3.1(e)(vi) of the Company Disclosure Letter.

(vii)	Section 3.1(e)(vii) of the Company Disclosure Letter sets forth the status, as of the date hereof, of any issues raised by the SEC with respect to any Filed SEC Documents, compliance with the Sarbanes-Oxley Act or the internal control over financial reporting of the Company and its Subsidiaries.

(viii)	Attached to Section 3.1(e)(viii) of the Company Disclosure Letter is a draft of the Company’s quarterly report on Form 10-Q for the fiscal quarter ended October 1, 2004, substantially in the form that the Company currently intends to file with the SEC with such changes that are not, individually or in the aggregate, material. The Company hereby makes the representations set forth in Sections 3.1(e)(i) and (ii) with respect to such draft quarterly report Form 10-Q as if it were a Filed SEC Document.

(ix)	Attached as Section 3.1(e)(ix) of the Company Disclosure Letter is the Company’s most recently prepared financial outlook for 2004-2005 (the Outlook). The Outlook represents management’s best current estimate, as of the date hereof, of the future financial performance of the Company, it being understood that all projections are subject to significant uncertainties and that no representation is being made hereby that the projected results will be achieved.

(f)	Absence of Certain Changes or Events. Since April 2, 2004, there has not been any state of facts, change, development, effect, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Since April 2, 2004, except as disclosed in the Filed SEC Documents and except (with respect to periods after the date hereof) as permitted under Section 4.1(a) or as specifically consented to by Parent in writing, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and there has not been:

(i)	any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock or other equity or voting interests, except for dividends by a wholly owned Subsidiary of the Company to its parent;

(ii)	any purchase, redemption or other acquisition of any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or any options, warrants, calls or rights to acquire such shares or other interests;

(iii)	any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock or other equity or voting interests or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries;

(iv)	except as required to comply with applicable law or any provision of any Company Benefit Agreement, Company Benefit Plan or other Contract as in effect on April 2, 2004 that was made available to Parent in the Data Room: (x) any granting by the Company or any of its Subsidiaries to any current or former director, officer or employee of any increase in compensation, bonus or other benefits or any such granting of any type of compensation or benefits to any current or former director, officer or employee not previously receiving or entitled to receive such type of compensation or benefit, except for increases in cash compensation, bonus or other benefits in the ordinary course of business consistent with past practice to individuals with annual salaries or wages below $150,000 or (y) any granting to any current or former director, officer or employee of the right to receive any severance or termination pay, or increases therein;

(v)	except as required to comply with applicable law, any payment of any benefit or the grant or amendment of any award in respect of stock options, stock appreciation rights, performance awards, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Benefit Agreement or Company Benefit Plan or awards made thereunder except in the ordinary course of business consistent with past practice or as expressly required under any Company Benefit Agreement or Company Benefit Plan existing on April 2, 2004 and disclosed in the Filed SEC Documents;

(vi)	any material change in financial or tax accounting methods, principles or practices by the Company or any of its Subsidiaries, except insofar as may have been required by a change in GAAP or applicable law or regulations;

(vii)	any revaluation by the Company or any of its Subsidiaries of any assets that are material to the Company and its Subsidiaries, taken as a whole;

(viii)	any consummation of, or entrance into any agreement for, any acquisition, by means of merger or otherwise, of any business, assets or securities or any sale, lease, encumbrance or other disposition of assets or securities, in each case involving the payment or receipt of consideration of $5,000,000 or more (inclusive of assumed debt), except for purchases or sales made in the ordinary course of business and consistent with past practice;

(ix)	prior to the date of this Agreement, any resignation or termination, or notice of any pending resignation or termination, of any executive officer of the Company; or

(x)	any material increase or decrease in the aggregate number of persons employed by the Company and its Subsidiaries, taken as a whole.

(g)	Litigation. Except as set forth in the Filed SEC Documents, there is no suit, claim, action, settlement, investigation or proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries or any of the Company’s directors and executive officers (in their capacity as such) or assets that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect (and the Company has no Knowledge of any basis for any such suit, claim, action, investigation or proceeding), nor is there any statute, law, ordinance, rule, regulation, judgment, order or decree of any Governmental Entity or arbitrator outstanding against, or to the Knowledge of the Company, any investigation, proceeding, notice of violation, order of forfeiture or complaint by any Governmental Entity against, the Company or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect. For the purpose of this Section 3.1(g), the Company’s Knowledge of any suit, claim, action, settlement, investigation or proceeding affecting the Company shall be the actual knowledge of the executive officers of the Company without inquiry.

(h)	Compliance with Laws and Regulations. Except with respect to Environmental Laws (as defined in Section 3.1(k)), ERISA (as defined in Section 3.1(l)(i)) and taxes (as defined in Section 3.1(m)(ix)), which are the subject of Sections 3.1(k), 3.1(l) and 3.1(m), respectively:

(i)	the Company and its Subsidiaries and, to the Company’s Knowledge, each of its Country Representatives and Distributors, are, and have been, in compliance with all statutes, laws, ordinances, rules, regulations, judgments, orders and decrees of any Governmental Entity applicable to their businesses or operations, including all applicable requirements (including notification and authorization requirements) of relevant data protection legislation (being any legislation implementing Directive 95/46/EC, 97/66/EC and 2002/58/EC and any other legislation or regulation relating to the safeguarding and use of personal data in any relevant jurisdiction) (the Data Protection Legislation), except for instances of noncompliance that individually and in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect;

(ii)	none of the Company and its Subsidiaries nor, to the Company’s Knowledge, any of its Country Representatives and Distributors, has received a notice or other written communication alleging or relating to a possible violation of any statute, law, ordinance, rule, regulation, judgment, order or decree of any Governmental Entity applicable to its businesses or operations, except for notices or other written communications alleging or relating to possible violations that individually and in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect;

(iii)	the Company and its Subsidiaries and, to the Company’s Knowledge, each of its Country Representatives and Distributors have in effect in each relevant jurisdiction all permits, licenses, variances, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, Permits), necessary for them to own, lease or operate their properties and assets and to carry on their businesses as now conducted, except for Permits the failure of which to have in effect has not had and would not reasonably be expected to have a Material Adverse Effect;

(iv)	to the Company’s Knowledge, there is no current or threatened complaint, investigation, enforcement or other proceedings relating to such Permits made by or to any Governmental Entity, except where such complaint, investigation, enforcement or other proceeding individually and in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect;

(v)	there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any such Permit, except for any such violations, defaults or events that individually and in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect;

(vi)	neither this Agreement nor the Merger, in each case in and of itself, would reasonably be expected to cause the revocation, cancellation, amendment or non-renewal of any such Permit, except for revocations, cancellations, amendments and non-renewals that have not had and would not reasonably be expected to have a Material Adverse Effect; and

(vii)	as of the date of this Agreement, Section 3.1(h) of the Company Disclosure Letter sets forth all fees, charges, fines and penalties in excess of $1,000,000 in the aggregate that have been assessed against or are due from the Company or any of its Subsidiaries by any Governmental Entity (other than, or with respect to, taxes) that have not been paid in full.

(i)	Data Protection. Except as individually and in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect, (i) as between (x) the Company and its Subsidiaries and (y) any and all customers, the Company and its Subsidiaries are the data processor in respect of any and all personal data processed by the Company and its Subsidiaries (the terms “data processor” and “personal data” having the meanings set out in Directive 95/46/EC); (ii) no notice alleging noncompliance with data protection legislation (including any enforcement notice, deregistration notice, transfer prohibition notice or similar item) has been received by the Company or any of its Subsidiaries from a data protection regulator; (iii) no undertaking has been made by the Company or any of its Subsidiaries to a data protection regulator; (iv) no correspondence, dispute, inquiry or information notice has been made or audit undertaken or proposed by a data protection regulator in relation to the Company or any of its Subsidiaries; (v) where required by Data Protection Legislation, the Company and its Subsidiaries have obtained valid consents for activities requiring the processing of personal data (including marketing activities); (vi) the Company and its Subsidiaries have the systems and functionality necessary to record any consents and refusals or withdrawal of consents to receiving direct marketing material, and all such consents or refusals or withdrawal of consents have been recorded and retained using such functionality; (vii) neither the Company nor any of its Subsidiaries has any outstanding subject access requests or outstanding court orders in respect of the rectification or erasure of personal data; (viii) neither the Company nor any of its Subsidiaries has been involved in a dispute with an individual in respect of any infringement or alleged infringement of Data Protection Legislation and neither the Company nor any of its Subsidiaries has received a written claim for compensation from any individual in respect of any such infringement or alleged infringement in the previous three years; and (ix) neither the Company nor any of its Subsidiaries has conducted any interception, monitoring or recording of any communications on any network under its control in breach of Data Protection Legislation in the previous three years.

(j)	Absence of Changes in Company Benefit Plans; Employment Agreements. Except as required to comply with applicable law, as disclosed in the Filed SEC Documents and for terminations, adoptions or amendments in the ordinary course of business consistent with past practice that relate only to employees with annual salaries or wages below $150,000, since April 2, 2004, or (with respect to periods after the date hereof) as permitted pursuant to Section 4.1(a), none of the Company or any of its Subsidiaries has terminated, adopted, amended or agreed to terminate, adopt or amend in any material respect any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, phantom stock, performance, retirement, thrift, savings, stock bonus, cafeteria, paid time-off, perquisite, fringe benefit, vacation, severance, disability, death benefit, hospitalization, medical, welfare benefit or other plan, program, policy, arrangement or understanding (whether or not legally binding) providing benefits to any of the current or former directors, officers or employees of the Company or any of its Subsidiaries (collectively, Company Benefit Plans) or changed or agreed to any change in any actuarial or other assumption used to calculate funding obligations with respect to any Employee Plan (as defined in Section 3.1(l)(i)) or any change in the timing or manner in which contributions to any Employee Plan are made or the basis on which such contributions are determined. Except as disclosed in the Filed SEC Documents, there exist no employment, benefits acceleration, tax protection, indemnification, deferred compensation, severance or termination agreements or arrangements between the Company or any of its Subsidiaries, on the one hand, and any current or former director, officer or employee of the Company or any of its Subsidiaries, on the other hand (provided that with respect to employees of the Company or any of its Subsidiaries this provision shall include only material agreements or arrangements) (collectively,

Company Benefit Agreements), and, except as set forth in Section 3.1(j) of the Company Disclosure Letter, no Company Benefit Agreement or Company Benefit Plan provides benefits that are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or its Subsidiaries of the nature contemplated by this Agreement. Section 3.1(j) of the Company Disclosure Letter sets forth the aggregate amounts payable, or that may become payable, under such arrangements to all employees (taken as a group) of the Company and its Subsidiaries other than the Company’s executive officers.

(k)	Environmental Matters. Except for such matters that individually and in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect: (i) each of the Company and its Subsidiaries possesses all Environmental Permits (as defined below) necessary to conduct its businesses and operations as currently conducted; (ii) each of the Company and its Subsidiaries is, and has been, in compliance with all applicable Environmental Laws and all applicable Environmental Permits; (iii) none of the Company and its Subsidiaries has received any (A) written communication from any Governmental Entity or other Person that alleges that the Company or any of its Subsidiaries has violated or is liable under any Environmental Law or (B) written request for information pursuant to applicable Environmental Laws concerning the disposal or Release (as defined below) of Hazardous Materials (as defined below) or compliance with Environmental Laws; (iv) there are no Environmental Claims (as defined below) pending or, to the Knowledge of the Company, threatened (A) against the Company or any of its Subsidiaries or (B) to the Company’s Knowledge, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed, either contractually or by operation of law, and none of the Company or its Subsidiaries has contractually retained or assumed any liabilities or obligations that would reasonably be expected to form the basis for any Environmental Claim; (v) there have been no Releases of any Hazardous Materials at any location that would reasonably be expected to form the basis of any Environmental Claim against or affecting the Company or any of its Subsidiaries; and (vi) to the Knowledge of the Company, there are no other facts, circumstances or conditions that would reasonably be expected to form the basis for an Environmental Claim against or affecting the Company or any of its Subsidiaries.

For the purposes of this Agreement: (A) Environmental Claims means, in respect of any Person, (i) any and all administrative, regulatory or judicial actions, orders, decrees, suits, demands, directives, claims, Liens, investigations, proceedings or notices of noncompliance, liability or violation by any Governmental Entity or other Person alleging liability arising out of, based on or related to any Environmental Law, including matters arising out of, based on or related to (x) the presence, Release or threatened Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by the Company or any of its Subsidiaries, or (y) circumstances forming the basis of any violation or alleged violation of, or liability under, any Environmental Law or Environmental Permit; and (ii) any and all claims by any Person seeking damages (including natural resource damages and restoration costs, investigation costs, and attorney, expert and consultant costs and expenses), contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence, Release, or exposure to, any Hazardous Material; (B) Environmental Laws means all laws (including the common law), rules, regulations, statutes, directives, orders, decrees, notices, government enforcement policies, common law, judgments, treaties or binding agreements, in each case issued, promulgated by, or entered into with, any Governmental Entity relating in any way to pollution or protection of the environment (including ambient air, surface water, groundwater, soils or subsurface strata), Hazardous Materials, the preservation or reclamation of natural resources or protection of human health; (C) Environmental Permits means all permits, licenses, registrations, waivers, approvals, exemptions and other authorizations required under applicable Environmental Laws; (D) Hazardous Materials means (i) radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum byproducts and derivatives, and radon gas, or (ii) any other chemical, material, substance, waste, pollutant or contaminant that is prohibited, limited or regulated by or pursuant to any Environmental Law; and (E) Release means any actual or threatened spilling, leaking, pumping, pouring, emitting, discharging, escaping, leaching, dumping, disposing, dispersing, injecting, depositing, emanating or migrating of any Hazardous Material in, into, onto, or through the environment (including ambient air, surface water, ground water, soils, land surface, subsurface strata) or within any building, structure, facility or fixture.

(l)	ERISA Compliance.

(i)	Section 3.1(l)(i) of the Company Disclosure Letter contains a true and complete list of all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (ERISA)), each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) that is maintained or contributed to by the Company or any of its Subsidiaries or any Person or entity that, together with the Company or any of its Subsidiaries, is treated as a single employer (a Commonly Controlled Entity) under Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the Code), for the benefit of any current or former director, officer or employee of the Company or any of its Subsidiaries. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been made available to Parent in the Data Room together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and Form 990, if applicable, prepared in connection with any such plan or trust. Such plans, in conjunction with the Company Benefit Plans and the Company Benefit Agreements, are referred to collectively herein as the Employee Plans.

(ii)	Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (IRS) to the effect that such Employee Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and all terms and conditions of each determination letter have been timely complied with. No such determination letter has been revoked nor, to the Knowledge of the

Company, has revocation been threatened, and, to the Knowledge of the Company, no event has occurred, and no condition exists, that would reasonably be expected to result in the revocation of any determination letter. No Employee Plan has been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs or its funding. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, that are applicable to such Employee Plan. No material events have occurred with respect to any Employee Plan that would reasonably be expected to result in payment or assessment by or against the Company or any Commonly Controlled Entity of any material excise taxes or liability under Section 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code or Section 502(i) or 502(l) of ERISA.

(iii)	Except as has not had and would not reasonably be expected to have a Material Adverse Effect, individually and in the aggregate, neither the Company nor any Commonly Controlled Entity has maintained, contributed to or been obligated to contribute to any Employee Plan with respect to which the Company or any Commonly Controlled Entity has unfunded liabilities based upon the assumptions utilized in the audited financial statements of the Company included in the Filed SEC Documents under any Employee Plan subject to ERISA. Except as has not had and would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, all contributions and premiums required to be made under the terms of any Employee Plan as of the date hereof have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Filed SEC Documents.

(iv)	With respect to any Employee Plan, there are no conditions, understandings, agreements or undertakings, written or oral, that would prevent any such plan (including any such plan covering retirees or other former employees) from being amended or terminated without liability to the Company or any of its Subsidiaries on or after the Effective Time, except for such liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Except as set forth in the Filed SEC Documents, neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Employee Plan for retired, former or current employees of the Company or any of its Subsidiaries, except as required to avoid excise tax under Section 4980B of the Code.

(v)	To the Knowledge of the Company, the deduction of any amount payable pursuant to the terms of the Employee Plans (including by reason of the transactions contemplated hereby) will not be subject to disallowance under Section 162(m) or 280G of the Code.

(vi)	The consummation of the Merger and the other transactions contemplated hereby will not (x) entitle any director, officer or employee of the Company or any of its Subsidiaries to severance pay, (y) accelerate the time of payment or vesting or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Employee Plans or (z) result in any breach or violation of, or any default under, any of the Employee Plans.

(vii)	Neither the Company nor any Commonly Controlled Entity nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA, with respect to which the Company or any Commonly Controlled Entity has any actual or contingent liability.

(viii)	The Company is not a party to or subject to, or currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor union or organization.

(ix)	Except as has not had and would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, there is no pending or, to the Knowledge of the Company, threatened litigation, investigation, action, suit, audit or proceeding relating to and of the Employee Plans before any Governmental Entity.

(x)	The aggregate funding status as of April 2, 2004 of the Employee Plans that are defined benefit pension plans is disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended April 2, 2004 on file with the SEC and such disclosure is true and correct in all material respects.

(xi)	Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (A) all employee benefit plans established or maintained by non-United States Subsidiaries of the Company (Foreign Employee Plans) are in compliance with applicable foreign law, (B) as of April 2, 2004, there are no unfunded or unaccrued liabilities with respect to Foreign Employee Plans in excess of the amount reflected in the most recent audited financial statements contained in the Filed SEC Documents, (C) any such Foreign Employee Plan required to be registered under applicable law has been registered and has been maintained in good standing with all applicable regulatory authorities, (D) such Foreign Employee Plan is, wherever possible under applicable law or practice, approved by the relevant governmental or taxation authority, such as to enable the Foreign Employee Plan, its beneficiaries and assets to enjoy the most favorable taxation status possible and the Company is not aware of any action to withdraw such approval to any extent and (E) except to the extent required to be maintained pursuant to applicable law, such Foreign Employee Plan may be terminated without material liability to the Company or any of its Subsidiaries.

(xii)	There are no required works council or other labor organization consultations that are required to occur prior to the date of execution of this Agreement that have not so occurred.

(m)	Taxes. Except as has not had and would not reasonably be expected to have, individually and in the aggregate, a Material Adverse Effect:

(i)	Each of the Company and its Subsidiaries has timely filed or caused to be filed with the appropriate tax authority or other Governmental Entity all tax returns required to be filed by it and all such tax returns are complete and accurate. Each of the Company and its Subsidiaries has timely paid or caused to be paid all taxes due with respect to the taxable periods covered by such tax returns and all other taxes otherwise due and payable (excluding any taxes that the Company or any of its Subsidiaries are contesting in good faith in appropriate proceedings and for which adequate reserves have been taken to the extent so required under U.S. GAAP), and its most recent financial statements included in the Filed SEC Documents reflect an adequate reserve (including any reserve for deferred taxes) for all taxes not yet due but that are payable for periods or portions thereof accrued through the date of such financial statements.

(ii)	There is no written claim of deficiency, audit examination, refund litigation, proposed adjustment or matter in controversy with any tax authority with respect to any taxes of the Company or any of its Subsidiaries whether or not with respect to a tax return filed by the Company or any of its Subsidiaries.

(iii)	No Liens for taxes exist with respect to any of the assets or properties of the Company or any of its Subsidiaries except for statutory Liens for taxes not yet due or payable and for Liens for taxes that the Company or any of its Subsidiaries are contesting in good faith in appropriate proceedings.

(iv)	Other than the agreements set forth in Section 3.1(m)(iv) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any written (A) tax sharing agreement or similar agreement, arrangement or practice (including any liability for taxes of any other Person under Treasury Regulation 1.1502-6 or comparable provision of foreign, state or local law) or (B) tax indemnity obligation or similar agreement, arrangement or practice (including any liability for taxes of any other Person under Treasury Regulation 1.1502-6 or comparable provision of foreign, state or local law), in each case except for any agreement or liability solely among the Company and its Subsidiaries. Neither the Company nor any Subsidiary is liable for any taxes of any other Person (other than the Company or any Subsidiary) as transferee whether by contract or otherwise.

(v)	There is no currently effective agreement or other document extending the period of assessment or collection of any taxes, and no power of attorney with respect to any taxes has been executed or filed with any taxing authority by or on behalf of the Company or any of its Subsidiaries (excluding powers of attorney granted to employees acting on behalf of the Company or any Subsidiary).

(vi)	The Company and each of its Subsidiaries have, within the time and the manner prescribed by law, withheld from and paid over to the proper tax or governmental authorities all amounts required to be withheld and paid over under applicable laws (including withholding of taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any state, local or foreign laws).

(vii)	Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two-year period ending on the date of this Agreement (or will constitute such a corporation in the two-year period ending on the Effective Time).

(viii)	As used in this Agreement, (A) taxes shall mean any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments of any kinds (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any tax authority or Governmental Entity, including income, gross receipts, profits, gaming, excise, real or personal property, environmental, sales, use, value-added, ad valorem, withholding, social security, retirement, employment, unemployment, workers’ compensation, occupation, service, license, net worth, capital stock, payroll, franchise, gains, stamp, transfer and recording taxes and (B) tax return shall mean any return, declaration, report, document, claim for refund, estimate, information return or other statement or information required to be filed or supplied to any tax authority or Governmental Entity with respect to taxes, including any schedule or attachment thereto, and including any amendment thereof.

(ix)	At March 31, 2004, the Company and its Subsidiaries had gross U.S. tax operating losses carried forward of at least $149.5 million.

(x)	At March 31, 2004, the aggregate gross value of future tax deductions of the Company and its Subsidiaries in respect of the Section 197 intangible asset acquired in September 1999 is at least $311.5 million.

(n)	State Takeover Statutes. Pursuant to its Certificate of Incorporation, the Company is not subject to Section 203 of the DGCL, and the restrictions contained in Section 203(a) of the DGCL do not and will not apply to the performance of this Agreement, the Stockholder Agreements, the consummation of the Merger or the other transactions contemplated hereby or thereby. No other state takeover or similar statute or regulation is applicable to this Agreement, the Stockholder Agreements, the Merger or the other transactions contemplated hereby or thereby.

(o)	Voting Requirements. The affirmative vote at the Stockholders Meeting (as defined in Section 5.1(b)) or any adjournment or postponement thereof of (i) the holders of two-thirds of the voting power of the outstanding shares of Company Common Stock and (ii) the holders of 95% of the Company Class A Common Stock, each in favor of adopting this Agreement (together, the Company Stockholder Approval) are the only votes of the holders of any class or series of the Company’s capital stock necessary to approve or adopt this Agreement or the Merger. No affirmative vote of the holders of any of the Company Common Stock is required to approve any transaction contemplated hereby other than the consummation of the Merger.

(p)	Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor, legal advisor, consultant, accountant or other Person, other than UBS Securities LLC, Banc of America Securities LLC, Deloitte & Touche LLP, Latham & Watkins LLP, Morris, Nichols, Arsht & Tunnell, and Cadwalader, Wickersham & Taft LLP, the fees and expenses of which will be paid by the Company, is entitled to any fee, commission or expense exceeding $25,000 in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has delivered to Parent prior to the execution of this Agreement true and complete copies of all agreements under which any such fee, commission or expense is payable to a financial advisor. The aggregate amount of all fees, commissions and expenses of all Persons retained by or on behalf of the Company in connection with this Agreement or the transactions contemplated hereby that have been incurred prior to the date of this Agreement and that were not paid on or before September 30, 2004 are set forth in Section 3.1(o) of the Company Disclosure Letter, and such Section of the Company Disclosure Letter also sets forth the basis upon which the Company will incur any obligation to pay fees, commissions or expenses to such Persons after the date hereof.

(q)	Opinion of Financial Advisors. The Board of Directors of the Company has received the opinion of UBS Securities LLC, to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Class B Common Stock (other than Affiliates of the Company) pursuant to this Agreement is fair from a financial point of view to such holders, a signed copy of which opinion will be delivered to Parent solely for informational purposes promptly after receipt thereof by the Company. The Special Committee has received the opinion of Banc of America Securities LLC, dated November 7, 2004, that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Class B Common Stock pursuant to this Agreement is fair to the holders of Company Class B Common Stock from a financial point of view, a signed copy of which opinion will be delivered to Parent solely for informational purposes promptly after receipt thereof by the Company.

(r)	Intellectual Property. The Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, inventions and discoveries (whether or not patentable or reduced to practice), trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, database rights, design rights and other proprietary intellectual property rights, whether registered or unregistered (collectively, Intellectual Property Rights), that are necessary for the conduct of any material business of the Company and its Subsidiaries as currently conducted. All commercially reasonable steps have been taken to protect and maintain the Intellectual Property Rights owned by the Company and its Subsidiaries, and all registered Intellectual Property Rights owned by the Company or its Subsidiaries have been disclosed in Section 3.1(r) of the Company Disclosure Letter and none is subject to any Lien (other than Permitted Liens) in favor of a third party other than a Country Representative of the Company and other than licenses granted to third parties in the ordinary course of business. No material claims are pending or, to the Knowledge of the Company, threatened that the Company or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property Right. To the Knowledge of the Company, no Person is infringing in any material respect the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property Right that is necessary for the conduct of any material business of the Company and its Subsidiaries as currently conducted. Neither the Company nor any Subsidiary has performed prior acts or is engaged in current conduct or use, and to the Knowledge of the Company, there exists no prior act or current use by any third party that would void or invalidate any Intellectual Property Right of the Company that is necessary for the conduct of any material business of the Company and its Subsidiaries as currently conducted. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not breach, violate or conflict with any instrument or agreement that the Company is party to and that concerns any Intellectual Property Right of the Company that is necessary for the conduct of any material business of the Company and its Subsidiaries as currently conducted, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any such Intellectual Property Right of the Company or impair the right of Parent to make, use, sell, license or dispose of, or to bring any action for the infringement of, any such Intellectual Property Right of the Company. To the Company’s Knowledge, there has been no disclosure of material confidential information of the Company or its Subsidiaries, other than in the ordinary course of business and subject to an obligation of confidentiality. Neither the Company nor any of its Subsidiaries is party to any agreement that prohibits or restricts its ability to disclose or use any of its Intellectual Property Rights that are necessary for the conduct of any material business of the Company and its Subsidiaries.

(s)	Computer Systems. For the purposes of this Agreement, Computer Systems means the software, hardware, network and telecommunications equipment and Internet-related information technology that are material to the Company and its Subsidiaries in connection with the operation of their business as currently conducted. The Company or one of its Subsidiaries is the owner of or is validly licensed to use or, in the case of outsourced services, is entitled to receive the benefits of use of, the Computer Systems, and will continue to be the owner of or to be so validly licensed or entitled to receive the benefits of use immediately following the Closing Date. The Company or one of its Subsidiaries has access to and the right to use, develop and modify the source code for Custom Software that is material to the operation of the business of the Company and its Subsidiaries. Custom Software means software that at the time of acquisition was created solely for use by the Company and that is not available for purchase by entities other than the Company. There have been no downtimes, security breaches, virus attacks, hacking incidents, junk e-mail attacks, or system crashes of the Computer Systems in the 18 months prior to the date of this Agreement that have had, or would reasonably be expected to have, a Material Adverse Effect. The Computer Systems have sufficient capacity to meet the needs of the business of the Company and its Subsidiaries as that business is currently carried out.

(t)	Data Management and Disaster Recovery. All records that are material to the operation of the Company and its Subsidiaries are stored on the Computer Systems under the exclusive control of the Company or one of its Subsidiaries. The Company and its Subsidiaries have in place commercially reasonable arrangements with a view to ensuring the continued operation of the business of the Company and its Subsidiaries in the event of a disaster.

(u)	Insurance. Section 3.1(u) of the Company Disclosure Letter contains a complete and accurate list of all insurance policies (the Insurance Policies) of the Company and its Subsidiaries as of the date hereof with coverage exceeding an amount equal to $1,000,000, true and complete copies of which have been made available to Parent. With respect to each Insurance Policy, except as has not had and would not reasonably be expected to have a Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable by the Company or one of its Subsidiaries, as applicable, in accordance with its terms and is in full force and effect; (ii) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) in a manner that would prejudice the Company or its Subsidiaries from making a material claim, and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the Insurance Policy; (iii) to the Knowledge of the Company, no insurer on the Insurance Policy has been declared insolvent or placed in receivership, conservatorship or liquidation; (iv) no notice of cancellation or termination of, or general disclaimer of liability under, any such Insurance Policy has been received; (v) all claims under each Insurance Policy have been filed in a timely fashion; and (vi) to the Knowledge of the Company, since the Company’s formation, there have been no historical gaps in insurance coverage of the Company or its Subsidiaries that presents a risk to coverage of the risks covered.

(v)	Real Estate.

(i)	Section 3.1(v)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property owned by the Company and its Subsidiaries as of the date hereof (collectively, the Owned Real Property). Except as set forth in Section 3.1(v)(i) of the Company Disclosure Letter, with respect to each such parcel of Owned Real Property that is necessary to the conduct of a material business of the Company and its Subsidiaries, (A) such parcel is free and clear of all Liens, except for (1) Occupancy Agreements (as defined below) set forth in Section 3.1(v)(i) of the Company Disclosure Letter; (2) Liens for taxes, assessments or similar charges that are not yet due and payable; (3) Liens of landlords, mechanics, materialmen, warehousemen or other like Liens that are not yet due and payable or are being contested in good faith; and (4) Liens incurred after the date hereof in connection with capital leases and purchase money financings expressly permitted by Section 4.1(a) and covering only the assets subject to, financed by or acquired as a result of, such capital leases and/or purchase money financings (each of the foregoing (1) through (4), a Permitted Lien); (B) no Person (other than the Company or any Subsidiary) is in possession of such material Owned Real Property or any material part thereof except pursuant to any lease, sublease, license or other occupancy agreement pursuant to which the Company is a lessor or sublessor (Occupancy Agreements); (C) there are no outstanding rights of first refusal or options to purchase such material Owned Real Property; (D) the Company or its Subsidiaries have good and marketable fee simple title to such material Owned Real Property except for Permitted Liens; (E) the Company and/or its Subsidiary have adequate rights of ingress and egress with respect to such material Owned Real Property and the improvements located thereon; and (F) neither such material Owned Real Property nor any improvement located thereon, nor the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable law in any material respect. Neither the Company nor any of its Subsidiaries has assigned, mortgaged, deeded in trust or otherwise transferred or encumbered any Owned Real Property except for Permitted Liens or as set forth in Section 3.1(v)(i) of the Company Disclosure Letter.

(ii)	Section 3.1(v)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of all Leases (as defined below). Except as set forth in Section 3.1(v)(ii) of the Company Disclosure Letter: (A) all of the leases, licenses, tenancies, subleases and all other occupancy agreements under which the Company or any of its Subsidiaries leases, subleases, uses or occupies or has the right to use or occupy, now or in the future, any real property that is necessary to the conduct of a material business of the Company and its Subsidiaries (Leases) (the leased and subleased space or parcel of real property thereunder being collectively, the Leased Real Property) are in full force and effect; (B) neither the Company nor any of its Subsidiaries is in material default under the Leases, and to the Knowledge of the

Company no event has occurred which, with notice or lapse of time, would constitute a material default by the Company or any of its Subsidiaries under the Leases; (C) the Company or one of its Subsidiaries has a valid and subsisting leasehold estate in, and the right to quiet enjoyment of, the Leased Real Properties leased by it as tenant or subtenant; and (D) neither the Company nor any of its Subsidiaries has assigned, mortgaged, deeded in trust or otherwise transferred or encumbered the Leases except for Permitted Liens or as set forth in Section 3.1(v)(ii) of the Company Disclosure Letter.

(w)	Labor Matters. Neither the Company nor any of its Subsidiaries is the subject of any suit, action or proceeding that is pending or, to the Knowledge of the Company, threatened, asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or applicable state or foreign statutes or regulations) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages and conditions of employment, in any such case, that has had or would reasonably be expected to have a Material Adverse Effect. No strike or other labor dispute involving the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, and, to the Knowledge of the Company, there is no activity involving any employees of the Company or any of its Subsidiaries seeking to certify a collective bargaining unit or engaging in any other organizational activity, except for any such dispute or activity that has not had and would not be reasonably expected to have a Material Adverse Effect.

(x)	Suppliers. Section 3.1(x) of the Company Disclosure Letter sets forth the 10 largest suppliers of the Company and its Subsidiaries, taken as a whole, in terms of costs recognized for the purchase of products or services during the fiscal year ended April 2, 2004 (the Suppliers). As of the date of this Agreement, the Company has not received any written or, to the Company’s Knowledge, oral notice from any of the Suppliers of a plan or intent, and to the Knowledge of the Company, as of the date hereof, none of the Suppliers plans or intends, to terminate, cancel or otherwise adversely modify its relationship with the Company or to materially decrease or materially limit the sale of its products or services to the Company.

(y)	Major Distributors/Resellers. Section 3.1(y) of the Company Disclosure Letter sets forth the 15 largest distributors/resellers of the Company and its Subsidiaries, taken as a whole, in terms of products or services resold or distributed during the fiscal year ended April 2, 2004 (the Major Distributors). As of the date of this Agreement, the Company has not received any written or, to the Company’s Knowledge, oral notice from any of the Major Distributors of a plan or intent, and to the Knowledge of the Company, as of the date hereof, none of the Major Distributors plans or intends, to terminate, cancel or otherwise adversely modify its relationship with the Company or to materially decrease or materially limit the resale or distribution of the Company’s products or services. The Company has no plans to terminate, cancel or otherwise adversely modify its relationship with any Major Distributor. To the Company’s Knowledge, as of the date hereof, each of the Major Distributors is in a financial position to continue as a going concern for the foreseeable future.

(z)	Customers. Section 3.1(z) of the Company Disclosure Letter sets forth the 25 largest customers of the Company and its Subsidiaries, taken as a whole, in terms of revenues received for the sale of products or services during the fiscal year ended April 2, 2004

(the Customers). As of the date of this Agreement, the Company has not received any written or, to the Company’s Knowledge, oral notice from any of the Customers of a plan or intent, and to the Knowledge of the Company, as of the date hereof, none of the Customers plans or intends, to terminate, cancel or otherwise adversely modify its relationship with the Company or to materially decrease or materially limit the purchase of the Company’s products or services.

(aa)	Contracts. Except for those contracts filed as exhibits to the Filed SEC Documents, Section 3.1(aa) of the Company Disclosure Letter sets forth each Contract that the Company or any Subsidiary is a party to or bound by, as of the date hereof, that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) limits or otherwise restricts the Company or any Subsidiary or that would, after the Effective Time, limit or restrict Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or any successor thereto, from engaging or competing in any line of business or in any geographic area or (iii) is a “standstill” agreement that restricts the Company or any of its Subsidiaries from acquiring the stock or assets of another Person. Each Contract of the type described in this Section 3.1(aa), whether or not entered into as of the date hereof and whether or not set forth in Section 3.1(aa) of the Company Disclosure Letter, is referred to herein as a Company Contract. Each Company Contract is valid and binding on the Company or Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and the Company or Subsidiary party thereto have performed all obligations required to be performed by them to the date hereof under each Company Contract and, to the Knowledge of the Company, each other party to each Company Contract has performed all obligations required to be performed by it under such Company Contract, except, in each case, as has not had and would not reasonably be expected to have a Material Adverse Effect.

(bb)	Net Cash Balance. At October 1, 2004, the Company’s net cash balance (cash and cash equivalents plus short-term investments less total debt) is not less than $385 million.

(cc)	Performance Guarantees. Section 3.1(cc) of the Company Disclosure Letter sets forth, as of the date hereof, each outstanding performance guarantee made by the Company of any Person, other than a wholly owned Subsidiary.

3.2	Representations and Warranties of Parent and Merger Sub

Except as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates and such other Sections or Subsections of this Agreement to the extent a matter is disclosed in such a way as to make its relevance to the information called for by such other Section or Subsection readily apparent) delivered by Parent to the Company prior to the execution of this Agreement (the Parent Disclosure Letter, each of the Company Disclosure Letter and the Parent Disclosure Letter, a Disclosure Letter), Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

(a)	Organization. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite corporate power and authority to carry on its business as now being conducted, except where the failure to be in good standing, individually or in the aggregate, has not and would not reasonably be expected to prevent or materially impede the consummation of the Merger.

(b)	Authority; Noncontravention. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent and Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, fraudulent transfer, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity. Parent, as sole stockholder of Merger Sub, will, immediately after the execution and delivery hereof, adopt this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien in or upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of (i) the charter or organizational documents of Parent or Merger Sub, (ii) any Contract to which Parent or any of its Subsidiaries is a party or any of their respective properties or assets is subject or (iii) subject to the governmental filings and other matters referred to in the following sentence, any (A) statute, law, ordinance, rule or regulation or (B) judgment, order or decree, in each case applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually and in the aggregate would not reasonably be expected to prevent or materially impede or delay the consummation of the Merger. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, or termination or expiration of any waiting period under applicable law, is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby or compliance with the provisions hereof, except for (1) consents, approvals, authorizations, clearances, compliance with and filings under the HSR Act, the EC Merger Regulation and all other applicable antitrust or competition laws of foreign jurisdictions, (2) consents, approvals, orders or authorizations of, or registrations, declarations or filings under the Communications Act, and any rules and regulations promulgated by the FCC, (3) consents, approvals, orders or authorizations of, or registrations, declarations or filings under the laws, rules, regulations, practices and orders of any state or PUC, foreign telecommunications regulatory agencies or similar state or foreign regulatory bodies, (4) the filing with, or furnishing to, the SEC of such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (5) the filing of the

Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (6) any filings required under the International Investment and Trade in Services Survey Act, (7) such consents, approvals, orders and authorizations of and registrations, declarations and filings (including those with foreign Governmental Entities) the failure of which to be obtained or made individually and in the aggregate would not reasonably be expected to prevent or materially impede or delay the consummation of the Merger; and (8) such other consents, approvals, orders, authorizations, registrations, declarations and filings (A) listed in Section 3.1(d) of the Company Disclosure Letter, (B) required to be listed in Section 3.1(d) of the Company Disclosure Letter that are not so listed or (C) the failure of which to be obtained or made individually and in the aggregate would not reasonably be expected to prevent or materially impede or delay the consummation of the Merger.

(c)	Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated hereby.

(d)	Financing. Parent has sufficient funds available to provide for payment of the aggregate Merger Consideration.

4.	COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Conduct of Business

(a)	Conduct of Business by the Company. Except as set forth in the Company Disclosure Letter (with specific reference to the applicable subsection of this Section 4.1(a) to which the information stated in such disclosure relates), as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as specifically contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to carry on their respective businesses in the ordinary course substantially consistent with past practice, including as to levels of capital expenditures (including capital leases) and advertising expenditures, and, to the extent consistent therewith, use their commercially reasonable efforts to preserve their assets and technology, ordinary wear and tear excepted, keep available the services of their current officers and employees and preserve their relationships with country representatives, customers, suppliers, licensors, licensees, franchisees, distributors and others having significant business dealings with them (for the avoidance of doubt, nothing in this Section 4.1(a) shall be deemed to prohibit terminations of employees in the ordinary course of business); provided, however, that no action by the Company or any of its Subsidiaries that is specifically permitted by the exceptions set forth in the provisions of Section 4.1(a)(i)-(xvii) shall be deemed to be a breach of this sentence. Without limiting the generality of the foregoing, except as set forth in the Company Disclosure Letter (with specific reference to this Section 4.1(a) to which the information stated in such disclosure relates), as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as specifically contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)	(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity or voting interests except for dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent, (B) purchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other interests or (C) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests;

(ii)	issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, interests or securities or any stock appreciation rights or other rights that are linked to the price of Company Class B Common Stock (other than (x) the issuance of shares of Company Class B Common Stock upon the exercise of Company Stock Options and other rights to purchase Company Class B Common Stock described in Section 3.1(c) of the Company Disclosure Letter in accordance with the terms of such Company Stock Options or other rights as in effect on the date of this Agreement; (y) subject to Section 5.4(c), pursuant to rights to acquire shares of Company Class B Common Stock issued under the current terms of the Amended and Restated 2000 Employee Stock Purchase Plan; or (z) the issuance of shares of Company Class B Common Stock upon conversion of shares of Company Class A Common Stock in accordance with the Company’s certificate of incorporation);

(iii)	amend its certificate of incorporation or by-laws (or similar organizational documents);

(iv)	except after consultation with Parent in connection with acquisitions or investments that are part of, related to or in support of the Company’s business as currently conducted and provide for less than $5,000,000 of consideration (including assumption of debt) in the aggregate, or other acquisitions or investments that are not in excess of $3,000,000 of consideration (including assumption of debt) in the aggregate, directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by any other manner, any assets constituting a business or any corporation, partnership, joint venture, association, limited liability company or other entity or division thereof, or any direct or indirect interest in any of the foregoing, or (B) except for capital expenditures (which are subject to Section 4.1(a)(vii)), any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, other than purchases of raw materials, equipment, supplies and inventory in the ordinary course of business consistent with past practice;

(v)	directly or indirectly sell, lease, license, sell and leaseback, mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose of any properties or assets (including any Contract with Customers or Distributors) or any interest therein that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, except sales of raw materials, equipment, supplies, inventory and obsolete assets in the ordinary course of business consistent with past practice;

(vi)	(A) incur any indebtedness for borrowed money or guarantee any indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except (x) for short-term borrowings incurred in the ordinary course of business consistent with past practice, (y) in connection with the assumption of indebtedness in connection with acquisitions permitted pursuant to Section 4.1(a)(iv) or (z) indebtedness by the Company or any wholly owned Subsidiary of the Company; or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(vii)	make or agree to make any capital expenditures (including capital leases) that, taken together with all other capital expenditures made or agreed to be made, would exceed $15,000,000 in any three month period;

(viii)	pay, discharge, settle or satisfy any material claims (including any claims of stockholders), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent financial statements (or the notes thereto) of the Company included in the Filed SEC Documents (for amounts not materially in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or waive, release, grant or transfer any right of material value, other than in the ordinary course of business consistent with past practice, or except to the extent permitted pursuant to Section 4.2, waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill, non-competition, exclusivity or similar agreement to which the Company or any of its Subsidiaries is a party;

(ix)	except as required to comply with applicable law or any provision of any Company Benefit Agreement, Company Benefit Plan or other Contract as in effect on the date of this Agreement, (A) grant to any director, officer or any other employee (participant) any loan or increase in compensation, benefits, perquisites or any bonus or award, or pay any bonus to any such Person (except for grants, increases or bonuses paid to employees (other than Jose Collazo, Paul Galleberg and Akbar Firdosy (the Senior Executives)) in the ordinary course of business consistent with past practice), (B) grant to any participant any increase in severance, change in control or termination pay or termination benefits (other than grants to employees (other than the Senior Executives) that are made in the ordinary course of business consistent with past practice; provided that such grant is made to specific employees and not to a group of employees generally), (C) enter into any employment, loan,

retention,	consulting, indemnification, termination or similar agreement with any participant, except in the ordinary course of business consistent with past practice, (D) enter into any change of control, severance or similar agreement with any participant (other than agreements entered into in the ordinary course of business consistent with past practice with specific employees (other than the Senior Executives)); provided that such agreements are entered into with specific employees and not with a group of employees generally), (E) amend, waive or otherwise modify any of the terms of any employee option, warrant or stock option plan of the Company or any Subsidiary, (F) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Agreement, Company Benefit Plan or other Contract, (G) take any action to accelerate eligibility for benefits or the vesting or payment of any compensation or benefit under any Company Benefit Agreement, Company Benefit Plan or other Contract or (H) establish or amend any Company Benefit Agreement or Company Benefit Plan;

(x)	take any action that is intended to result in any condition to the Merger set forth in Section 6 not being satisfied;

(xi)	terminate, cancel or otherwise materially modify its relationship with, or any Contract with, any Supplier or decrease materially or materially limit the products or services provided by such Supplier to the Company other than in the ordinary course of business consistent with past practice;

(xii)	terminate, cancel or otherwise materially modify its relationship with, or any Contract with, any Distributor or decrease materially or materially limit the resale or distribution of the Company’s products or services by any such Distributor, in each case other than, in the case of all Distributors other than holders of Company Class A Common Stock, in the ordinary course of business consistent with past practice;

(xiii)	terminate, cancel or otherwise materially modify its relationship with, or any Contract with, any Customer or decrease materially or materially limit the sale of the Company’s products or services to any such Customer other than in the ordinary course of business consistent with past practice;

(xiv)	adopt or implement any stockholder rights plan, “poison pill” antitakeover plan or other similar plan, device or arrangement that, in each case, is applicable to the Company or any of its Subsidiaries, or the transactions contemplated by this Agreement or the Stockholder Agreements;

(xv)	appoint any new executive officer of the Company except to replace any executive officer of the Company whose employment by the Company terminates or who is no longer an executive officer of the Company;

(xvi)	make any material change in financial or tax accounting methods, principles or practices of the Company or any of its Subsidiaries, except insofar as may be required by a change in GAAP or applicable law or regulations; or

(xvii)	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b)	Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to: (i) promptly notify Parent of any suit, claim, action, investigation, proceeding or audit (collectively, Actions) initiated against or with respect to the Company or any of its Subsidiaries in respect of any material tax and not settle or compromise any Action against or with respect to the Company or any of its Subsidiaries in respect of any material tax without Parent’s consent, which consent shall not be unreasonably withheld; and (ii) not make any material tax election or settle or compromise any material tax liability, other than in connection with currently pending proceedings, other than in the ordinary course of business consistent with past practice or otherwise required by applicable law.

(c)	Advice of Changes. The Company shall (i) confer with Parent on a regular basis to report on operational matters and other matters reasonably requested by Parent and (ii) promptly advise Parent orally and in writing of any state of facts, change, development, effect, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. The Company shall promptly advise Parent orally and in writing of (i) the imposition or threatened imposition by any Governmental Entity of material fines or penalties on the Company or any of its Subsidiaries for failure or alleged failure to comply with any Regulatory Law and (ii) any material deficiencies in the internal control over financial reporting of the Company and its Subsidiaries (as defined in the SEC’s rules adopted pursuant to Section 404 of the Sarbanes-Oxley Act) identified by the Company or its auditors.

4.2	No Solicitation

(a)	The Company shall not, nor shall it permit any of its Subsidiaries to, or authorize or permit any director, officer or employee of the Company or any of its Subsidiaries or any investment banker, attorney, accountant or other advisor or representative of the Company or any of its Subsidiaries (collectively, the Representatives) to, directly or indirectly, (i) solicit or initiate or take any other action knowingly to facilitate or encourage, any Takeover Proposal (as defined below) or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, any Takeover Proposal except to notify such Person of the existence of this provision; provided, however, that, at any time prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company may, in response to a bona fide unsolicited Takeover Proposal that the Board of Directors of the Company determines in good faith constitutes or is reasonably likely to lead to a Superior Proposal (as defined below), and that did not result from a breach of this Section 4.2, and subject to compliance with Sections 4.2(c) and (d), (x) furnish information with respect to the Company and its Subsidiaries to the Person (and its representatives) making such Takeover Proposal pursuant to a customary confidentiality agreement (as it may be amended from time to time, the Confidentiality Agreement); provided that all such information not previously provided to Parent is provided on a prior or substantially concurrent basis to Parent (in the event that information provided to a third party is not so provided to Parent because it has been previously provided to Parent, the Company will provide Parent, on a prior or substantially concurrent basis, with an index of the information provided to the third party that is not being provided to Parent), and (y) participate in discussions or negotiations with the Person (and its representatives) making such Takeover Proposal regarding such Takeover Proposal.

Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative or Affiliate of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 4.2(a) by the Company. The Company has, and has caused each of its Subsidiaries and each of the Representatives to have terminated all discussions or negotiations with all third parties regarding any Takeover Proposal. As soon as reasonably practicable after the date hereof, the Company shall request that third parties promptly return or destroy all confidential information relating to the Company or any of its Subsidiaries furnished to any such third parties within the last year. The term Takeover Proposal means any inquiry, proposal or offer from any Person (other than Parent or any of its Affiliates) relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including by way of any merger, consolidation, tender offer, exchange offer, binding share exchange, business combination, recapitalization, restructuring, investment, liquidation, dissolution, license of Intellectual Property Rights outside of the ordinary course of business, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 20% or more of the revenues, income from continuing operations, net income or total assets of the Company and its Subsidiaries, taken as a whole, or (B) 20% or more of the outstanding shares of Company Common Stock or 20% or more of the capital stock of, or other equity or voting interests in, any of the Company’s Subsidiaries directly or indirectly holding the assets or businesses referred to in clause (A) above.

(b)	Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw (or modify in a manner adverse to Parent or Merger Sub) or propose publicly to withdraw (or modify in a manner adverse to Parent or Merger Sub) the recommendation or declaration of advisability by such Board of Directors of the Company or any such committee of this Agreement or the Merger, or recommend, or propose publicly to recommend, the approval or adoption of any Takeover Proposal (each such action being referred to herein as an Adverse Recommendation), (ii) adopt or approve, or propose publicly to adopt or approve, any Takeover Proposal, or withdraw its approval of the Merger, or propose publicly to withdraw its approval of the Merger, (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an Acquisition Agreement) constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than a Confidentiality Agreement referred to in Section 4.2(a) or a standstill agreement with respect to the Company) or (iv) agree or resolve to take any of the actions prohibited by clauses (i), (ii) or (iii) of this sentence. Notwithstanding anything in this Section 4.2 to the contrary, at any time prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company may, if the Board of Directors of the Company shall have determined in good faith, after consultation with outside counsel, that it would reasonably be expected to be inconsistent with fulfilling its duties under applicable law for it not to do so, (x) effect an Adverse Recommendation or (y) in response to a Superior Proposal (as defined below) that did not result from a breach of Section 4.2(a), cause the Company to terminate this Agreement pursuant to Section 7.1(g) and concurrently enter into an Acquisition Agreement to accept the Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to Section 7.1(g), and any purported termination pursuant to Section 7.1(g) shall be void and of no force or effect, unless the Company shall have complied with all the provisions of this Section 4.2, including the notification provisions in this Section 4.2, and with all applicable requirements of Section 5.6(b) (including the payment of the Termination Fee (as defined in Section 5.6(b)) prior to or concurrently with such termination); and provided further, however, that the Company shall not exercise its right to terminate this Agreement pursuant to Section 7.1(g) until after the third Business Day following Parent’s receipt of written notice (a Notice of Superior Proposal) from the Company advising Parent that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of the Superior Proposal, identifying the Person making such Superior Proposal and stating that the Board of Directors of the Company intends to exercise its right to terminate this Agreement pursuant to Section 7.1(g) if such Superior Proposal still constitutes a Superior Proposal (taking into account any changes to the terms of this Agreement offered by Parent in response to such Superior Proposal or otherwise) at the end of such three Business Day period (it being understood and agreed that, prior to any such termination taking effect, any amendment to the price or any other material term of a Superior Proposal shall require a new Notice of Superior Proposal and a new three Business Day period). The term Superior Proposal means any bona fide offer that is not subject to any due diligence or financing condition to either party’s obligation to consummate the transaction made by a third party in respect of a transaction that if consummated would result in such third party (or in the case of a direct merger between such third party and the Company or one of its Subsidiaries, the stockholders of such third party) acquiring, directly or indirectly, all or substantially all of the voting power of the Company Common Stock or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, which transaction the Board of Directors of the Company determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) (taking into account the Person making the offer, the consideration offered, the likelihood of consummation (including the legal, financial and regulatory aspects of the offer) as well as any other factors deemed relevant by the Board of Directors of the Company) to be more favorable from a financial point of view to the stockholders of the Company than the Merger, taking into account any changes to the terms of this Agreement offered by Parent in response to such Superior Proposal or otherwise. For purposes of the second and third sentences of this Section 4.2(b), references to the Board of Directors of the Company (other than with respect to an Adverse Recommendation) shall mean the Special Committee.

(c)	In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 4.2, the Company promptly shall advise Parent orally and in writing of any request for information that the Company reasonably believes would lead to or contemplates a Takeover Proposal or of any Takeover Proposal, or any inquiry the Company reasonably believes would lead to any Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such request, Takeover Proposal or inquiry and any action taken or proposed to be taken by the Company in response to any such request, Takeover Proposal or inquiry. The Company shall keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

(d)	Nothing contained in this Section 4.2 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure to make such disclosure would be inconsistent with applicable law.

5.	ADDITIONAL AGREEMENTS

5.1	Preparation of the Proxy Statement; Stockholders Meeting

(a)	As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement in preliminary form and the Company shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto, to prepare and file with the SEC the definitive Proxy Statement and to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable following the date of this Agreement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Parent shall promptly provide any information or responses to comments or other assistance reasonably requested in connection with the foregoing. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent an opportunity to review and comment on such document or response and (ii) shall give reasonable consideration to all comments proposed by Parent.

(b)	The Company shall, as promptly as reasonably practicable following the date of this Agreement, establish a record date (which will be as promptly as reasonably practicable following the date of this Agreement) for, duly call, give notice of, convene and hold a meeting of its stockholders (the Stockholders Meeting) for the purpose of obtaining the Company Stockholder Approval and solicit stockholder adoption of this Agreement. The Company shall not postpone or adjourn the Stockholders Meeting without the prior written consent of Parent. Except as expressly permitted pursuant to Section 4.2(b), the Company shall, through its Board of Directors, recommend to its stockholders that they adopt this Agreement, and shall include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing but subject always to Section 7.1(g), the Company agrees that its obligations pursuant to this Section 5.1(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Takeover Proposal or by any action taken pursuant to Section 4.2(b) (including any Adverse Recommendation) other than termination of this Agreement, and the Company shall remain obligated to call, give notice of, convene and hold the Stockholders Meeting. The Company shall not submit to the vote of its stockholders any Takeover Proposal, or propose to do so, until after the termination of this Agreement.

5.2	Access to Information; Confidentiality; Transition Planning

(a)	Upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent, its Subsidiaries and Affiliates and to their respective officers, employees, investment bankers, attorneys, accountants and other advisors and representatives, access at reasonable times and during normal business hours during the period prior to the Effective Time or the termination of this Agreement in a manner that does not unreasonably interfere with the business and operations of the Company to all their respective properties, assets, books, contracts, commitments, personnel and records, and, during such period, the Company shall, and shall cause each of its Subsidiaries to, make available to Parent on a prompt basis (i) access to each report, schedule, form, statement and other document filed or received by it during such period pursuant to the requirements of any Regulatory Law (as defined below) and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request, provided that the Company shall not be required to provide access to or disclose information where such access or disclosure would contravene any law, rule, regulation, order, decree or agreement; and provided further that, where the limitation of the disclosure to Parent’s outside accountants, counsel, financial advisors and other representatives would not contravene any such law, rule, regulation, order, decree or agreement, the Company shall make such limited disclosure. Any information that is obtained pursuant to this Section 5.2(a) or any other provision of this Agreement shall be subject to the applicable provisions of the Confidentiality Agreement. Each of the parties agrees to use its commercially reasonable efforts to cooperate in good faith, to the maximum extent permitted by law, with respect to planning exercises relating to integration following the Effective Time.

(b)	The Company and Parent shall, and shall cause each of their respective Subsidiaries to, reasonably cooperate to obtain an orderly transition and integration process in connection with the Merger in order to minimize the disruption to, and preserve the value of, the business of the Surviving Corporation and its Subsidiaries during the period from and after the Effective Time.

5.3	Commercially Reasonable Efforts; Notification

(a)	Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby, including using its commercially reasonable efforts to accomplish the following as promptly as reasonably practicable following the date of this Agreement: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Section 6 to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings and the taking of all reasonable steps as may be necessary to obtain any necessary approvals or waivers from any Governmental Entity and (iii) the obtaining of all materially necessary consents, approvals or waivers from third parties. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use its commercially reasonable efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each party agrees (i) to make required filings with the U.S. Federal Trade Commission (the FTC) and the Antitrust Division of the Department of Justice (the DOJ) and in any applicable foreign jurisdiction with the appropriate Governmental Entity, the notification and report form required under the HSR Act or the antitrust and competition laws of any such foreign jurisdiction, with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act, or the antitrust and competition laws of any such foreign jurisdiction, and to use its commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the antitrust and competition laws of any such foreign jurisdiction, (ii) to file all necessary applications for required consents at the FCC, PUCs and state or foreign telecommunications regulatory agencies with respect to the transactions contemplated hereby as promptly as practicable after the date of this Agreement and (iii) to cooperate with the other parties to this Agreement in making such filings and other filings and disclosures in respect of the Merger and the other transactions contemplated by this Agreement as may be necessary or advisable. The Company agrees to use its commercially reasonable efforts to cause the holders of Company Class A Common Stock to cooperate with the other parties to this Agreement in connection with the foregoing. Notwithstanding the foregoing sentences, in connection with any filing or submission required or action to be taken by either Parent or the Company to effect the Merger and to consummate the other transactions contemplated hereby, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction, and neither Parent nor any of its Affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of its businesses, product lines or assets or any of the businesses, product lines or assets of Parent or any of its Affiliates, if in any such case such divestiture, commitment or other action would reasonably be expected to be Materially Burdensome (as defined in Section 8.3).

(b)	The Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 6.2(a) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(c)	Parent shall give prompt notice to the Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 6.3(a) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(d)	Each of the Company and Parent shall, in connection with the efforts referenced in Section 5.3(a) to obtain the approvals and authorizations for the transactions contemplated by this Merger Agreement under the HSR Act and any other Regulatory Law (as defined below), use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the FCC, PUCs, the DOJ, the FTC or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case relating solely to the transactions contemplated hereby, and (iii) permit the other party to review any communication relating solely to the transactions contemplated hereby given by it to, and consult with each other in advance of any meeting or conference relating solely to the transactions contemplated hereby with, the FCC, PUCs, the DOJ or any other such Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FCC, PUCs, the DOJ or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences; provided, however, that notwithstanding anything to the contrary in clauses (ii) and (iii) above, Parent shall have no obligation to (A) inform the Company of, or to permit the Company to review, communications, (B) consult with the Company or (C) permit the Company to attend and participate in meetings and conferences if Parent believes that any such action would (1) adversely affect in any significant way its ability to resolve the matters that are the subject thereof on favorable terms or (2) result in the disclosure of commercially sensitive, confidential or proprietary information relating to Parent or any of its Subsidiaries or information not relating solely to the transactions contemplated by this Agreement. For purposes of this Agreement, Regulatory Law means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Communications Act, and in each case the rules and regulations thereunder, and all other Federal, state and foreign (including the European Commission), if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, whether in the communications industry or otherwise through merger or acquisition, or that are designed or intended to regulate foreign investment. Notwithstanding anything in this Section 5.3(d) to the contrary, Parent shall not have the right to limit the Company’s participation in any FCC regulatory proceeding in a manner that would violate any legal requirement that the Company remain in control of such proceedings.

5.4	Company Stock Options and Other Incentive Awards

(a)	As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions (if any) as may be required to: (i) provide that each Company Stock Option or other incentive award issued under the Company Stock Plans outstanding immediately prior to the Effective Time (whether vested or unvested or subject to restrictions) other than any options or rights outstanding under the Amended and Restated 2000 Employee Stock Purchase Plan, which options or rights shall be automatically exercised as provided in Section 5.4(c) below, shall be converted at the Effective Time into the right to receive an amount of cash equal to (A) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per share of Company Class B Common Stock subject to such Company Stock Option, multiplied by (B) the number of shares of Company Class B Common Stock for which such Company Stock Option shall not theretofore have been exercised; (ii) provide that each Stock Unit outstanding immediately prior to the Effective Time shall be converted at the Effective Time into the right to receive an amount of cash equal to the product of (A) the Merger Consideration and (B) the number of shares of Company Class B Common Stock subject to the Stock Unit; and (iii) make such other changes to the Company Stock Plans as the Company and Parent may agree are appropriate to give effect to the Merger.

(b)	All amounts payable pursuant to Section 5.4(a) shall be subject to any required withholding of taxes or proof of eligibility of exemption therefrom, and shall be paid as soon as practicable following the Effective Time, without interest.

(c)	As soon as reasonably practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Amended and Restated 2000 Employee Stock Purchase Plan) shall adopt such resolutions or take such other actions (if any) as may be required to provide that a New Exercise Date (as defined in the Amended and Restated 2000 Employee Stock Purchase Plan) shall be set as of the date immediately preceding the Effective Time (or such earlier date as determined by the Board of Directors of the Company in its sole discretion) and any Offering Periods (as defined in the Amended and Restated 2000 Employee Stock Purchase Plan) shall end, and each participant’s option shall be exercised automatically, as of such New Exercise Date in accordance with Section 19(c) of the Amended and Restated 2000 Employee Stock Purchase Plan, and the Amended and Restated 2000 Employee Stock Purchase Plan shall terminate immediately following the consummation of such automatic exercises; provided, however, that the maximum number of shares subject to issuance upon exercise of all participants’ options between the date hereof and the Effective Time shall not exceed 1,434,666 shares or, if less, the remaining number of shares authorized for issuance under such Amended and Restated 2000 Employee Stock Purchase Plan as of the date hereof.

(d)	The Company shall use its commercially reasonable efforts to take all actions determined to be necessary to effectuate the provisions of this Section 5.4 as mutually agreed by Parent and the Company. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall take or cause to be taken such actions as are required to cause (i) the Company Stock Plans to terminate as of the Effective Time and (ii) the provisions in any other Company Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest on or following the Effective Time in respect of any capital stock of the Company to be terminated as of the Effective Time.

(e)	As soon as practicable following the date of this Agreement, the “Plan Administrator” under the Company’s Deferred Income Plan shall take such actions as are necessary to provide that, pursuant to Section 5.6 of the Company’s Deferred Income Plan, distributions to participants therein that have not incurred a “Separation from Service” (as defined in the Deferred Income Plan) shall be deferred until such amounts are otherwise distributable to such participants pursuant to the terms of the Deferred Income Plan and their deferral elections thereunder; provided that the Plan Administrator shall take such action only to the extent it does not result in immediate taxation of participants under Section 409A of the Code.

5.5	Indemnification, Exculpation and Insurance

(a)	Each of Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing as of the date of this Agreement in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective certificates of incorporation or by-laws (or similar organizational documents) and any indemnification agreements of the Company set forth in Section 5.5(a) of the Company Disclosure Letter or disclosed in the Filed SEC Documents shall survive the Effective Time and shall continue in full force and effect in accordance with their terms from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions. Parent shall ensure that the Surviving Corporation remains in a financial position to meet its commitments under this Section 5.5(a).

(b)	For six years after the Effective Time, Parent shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable in any material respect to such directors and officers than those of such policy as in effect on the date of this Agreement; provided that Parent may substitute therefor policies of a reputable insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the insurance coverage otherwise required under this Section 5.5(b); provided, however, that in no event shall Parent be required to pay aggregate annual premiums for insurance under this Section 5.5(b) in excess of $6,438,750 (the Maximum Premium), which the Company represents and warrants is equal to 250% of the annual premiums paid as of the date hereof by the Company for such insurance; provided that, if such premium exceeds the Maximum Premium, Parent shall nevertheless be obligated to provide the most advantageous coverage as may be obtained for such Maximum Premium.

(c)	If Parent or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations of Parent or the Surviving Corporation, as applicable, set forth in this Section 5.5. The rights of each indemnified party hereunder shall be in addition to any other rights such indemnified party may have under any applicable law, agreement or otherwise.

(d)	The provisions of this Section 5.5 shall survive the consummation of the Merger and (if the Effective Time occurs) are expressly intended to benefit each of the indemnified parties, their heirs and representatives.

5.6	Fees and Expenses

(a)	All fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)	In the event that:

(i)	(A) a Takeover Proposal shall have been made to the Company or its stockholders or any Person has announced an intention to make, or an interest in making, a Takeover Proposal (whether or not conditional and whether or not withdrawn), (B) thereafter this Agreement is terminated by Parent pursuant to Section 7.1(e)(i) as a result of a breach of a representation or warranty by the Company and (C) within 12 months after such termination, the Company or any of its Subsidiaries enters into any Acquisition Agreement with respect to, or consummates, any Takeover Proposal (solely for purposes of this Section 5.6(b)(i)(C) and Section 5.6(b)(iv), the term “Takeover Proposal” shall have the meaning set forth in the definition of Takeover Proposal contained in Section 4.2(a), except that all references to 20% shall be deemed references to 50%);

(ii)	this Agreement is terminated by the Company pursuant to Section 7.1(g);

(iii)	this Agreement is terminated by Parent pursuant to Section 7.1(d); or

(iv)	(A) a Takeover Proposal shall have been made to the Company or its stockholders or any Person has announced an intention to make, or an interest in making, a Takeover Proposal (whether or not conditional and whether or not withdrawn) and (B) thereafter this Agreement is terminated (x) by Parent pursuant to Section 7.1(e)(i) as a result of a breach of covenant by the Company or (y) by Parent or the Company pursuant to Section 7.1(b)(iii), then the Company shall pay Parent a fee equal to $35 million (the Termination Fee) by wire transfer of same day funds to an account designated by Parent (x) in the case of a termination by the Company pursuant to Section 7.1(g) or 7.1(b)(iii), prior to or concurrently with such termination, (y) in the case of a termination by Parent pursuant to Section 7.1(d) or 7.1(b)(iii) or 7.1(e)(i) (as a result of a breach of covenant by the Company), within two Business Days after such termination and (z) in the case of a payment as a result of any event referred to in Section 5.6(b)(i)(C), upon the first to occur of such events. The Company acknowledges that the agreements contained in this Section 5.6(b) are an integral part of the transactions contemplated hereby, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 5.6(b) and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company, the Company shall pay to Parent interest on the amount set forth in this Section 5.6(b) from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made, together with reasonable legal fees and expenses incurred in connection with such suit.

5.7	Information Supplied

(a)	The Company agrees that none of the information included or incorporated by reference in the Proxy Statement will, at the date it is mailed to the Company’s stockholders or at the time of the Stockholders Meeting, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by the Company with respect to statements made in the Proxy Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein. The Company agrees that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(b)	Parent and Merger Sub agree that none of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion in the Proxy Statement will, at the date the Proxy Statement is mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

5.8	Benefits Matters

(a)	For purposes hereof, Affected Employees shall mean those individuals who are employees of the Company and its Subsidiaries (including those employees who are on vacation, leave of absence, disability or maternity leave) as of the Effective Time.

(b)	Parent shall, and shall cause the Surviving Corporation to, give the Affected Employees credit for purposes of eligibility to participate and vesting under any employee welfare benefit plans, including, without limitation, such plans as defined in Section 3(1) of ERISA, maintained by Parent, the Surviving Corporation and their respective Subsidiaries, for the Affected Employees’ service with the Company and its Subsidiaries to the same extent recognized by the Company and its Subsidiaries immediately prior to the Effective Time in any Employee Plan in which such Affected Employee participates immediately prior to the Effective Time.

(c)	Parent shall cause the Surviving Corporation to (i) waive or continue to waive any preexisting-condition exclusions to coverage, any evidence-of-insurability requirements, and any waiting-period requirements, with respect to participation and coverage requirements applicable to the Affected Employees under any employee welfare benefit plans in which such employees may be eligible to participate after the Effective Time to the extent waived under the applicable Employee Plans immediately prior to the Effective Time; provided that, with respect to participation in any employee welfare benefit plan of Parent after the Effective Time, the Affected Employee must enroll within 31 days of first eligibility and (ii) provide or continue to provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in the calendar year in which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements under any such welfare benefit plans in which the Affected Employees are eligible to participate after the Effective Time; provided that, with respect to participation in any employee welfare benefit plan of Parent after the Effective Time, the Affected Employee must enroll within 31 days of first eligibility.

(d)	Parent currently intends to cause the Surviving Corporation to provide benefits to each current employee of the Company and its Subsidiaries that are no less favorable in the aggregate to such employees than the benefits provided to similarly situated employees of Parent and its Subsidiaries, excluding equity or equity-based programs. Except as otherwise provided by this Section 5.8, nothing herein shall be construed as (i) guaranteeing any Affected Employee the right to continued employment following the Effective Time or (ii) limiting Parent’s right to amend, modify or terminate any Employee Plan or any other plan or arrangement in which Affected Employees are eligible to participate following the Effective Time.

(e)	From and after the Effective Time, Parent shall cause the Surviving Corporation to maintain the Company’s Senior Executive Supplemental Benefits Plan, Supplemental Executive Retirement Plan and Deferred Income Plan until all benefits accrued as of the Effective Time and payable thereunder have been distributed to participants in accordance with the terms of such plans as in effect as of the date of this Agreement.

5.9	Public Announcements

Parent and the Company shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby except as either party may determine is required by applicable law, court process or stock exchange rule or regulation after consultation with legal counsel. The parties agree that the initial press releases to be issued with respect to the transactions contemplated hereby shall be in the forms heretofore agreed to by the parties and attached as Exhibit 2.

5.10	Stockholder Litigation

The Company agrees that it shall not settle or offer to settle any litigation commenced prior to, on or after the date hereof against the Company or any of its directors or executive officers by any stockholder of the Company relating to this Agreement, the Merger, any other transaction contemplated hereby or otherwise, without the prior written consent of Parent (not to be unreasonably withheld).

5.11	Termination of Exclusivity Agreement

The parties hereby agree that the execution and delivery of this Agreement by the parties hereto shall constitute an agreement by the parties to terminate and shall automatically without any further action taken by or on behalf of the parties constitute a termination of that certain exclusivity letter agreement between Parent and the Company, dated October 29, 2004.

5.12	Solicitation

Parent shall not (a) solicit stockholder adoption of this Agreement (except pursuant to the Stockholder Agreements) or (b) initiate a consent solicitation, whether pursuant to the Stockholder Agreements or otherwise, except, in the case of either (a) or (b), if Parent would have a right to terminate this Agreement pursuant to Section 7.1(d).

5.13	Amendment to Stockholder Agreement

Parent shall not amend Section 3(d) of any Stockholder Agreement without the Company’s prior written consent.

6.	CONDITIONS PRECEDENT

6.1	Conditions to Each Party’s Obligation to Effect the Merger

The obligation of each party to effect the Merger is subject to the satisfaction or waiver by such party on or prior to the Closing Date of the following conditions:

(a)	Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)	No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger (collectively, Legal Restraints); provided, however, that prior to asserting this condition (and subject to Section 5.3) the party asserting such condition shall have used its commercially reasonable efforts to prevent the entry of any such injunction or other judicial Legal Restraint and to appeal as promptly as possible any injunction or other judicial Legal Restraint that is entered.

6.2	Conditions to Obligations of Parent and Merger Sub

The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver by them on or prior to the Closing Date of the following conditions:

(a)	Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(b)	Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c)	Antitrust.

(i)	Any applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated without the imposition of a Materially Burdensome condition, qualification or other restriction.

(ii)	To the extent that the EC Merger Regulation applies to the Merger, the European Commission shall have indicated without imposing any Materially Burdensome condition, qualification or other restriction that the concentration is compatible with the common market pursuant to Article 6(1)(b) or Article 8(1) or Article 8(2) of the EC Merger Regulation or the European Commission shall be deemed to have so indicated under Article 10(6) of the EC Merger Regulation.

(iii)	To the extent that the EC Merger Regulation applies to the Merger, if a request under Article 9(2) of the EC Merger Regulation shall have been made by a competent authority of one or more EEA Member States and the European Commission has referred the concentration, in whole or in part, to one or more EEA Member States, the competent authority of each EEA Member State to which the concentration has been referred, in whole or in part, shall have approved (or be deemed to have approved) the Merger without imposing any Materially Burdensome condition, qualification or other restriction.

(iv)	In the event that in the opinion of Parent there is reasonable doubt as to whether the EC Merger Regulation will apply to the Merger, the European Commission shall have indicated that the EC Merger Regulation does not apply according to Article 6(1)(a) of the EC Merger Regulation or indicated in any other terms reasonably satisfactory to Parent that the EC Merger Regulation does not apply.

(v)	To the extent that any other antitrust or merger control clearances, consents or approvals are required for the Merger or local implementation according to the law of any other jurisdiction, such clearances, consents or approvals shall have been granted (or have been deemed in accordance with the relevant law to have been granted) by the relevant authority without imposing any Materially Burdensome condition, qualification or other restriction.

(d)	US Federal Communications Commission. An order of the FCC, either by the FCC itself or under delegated authority, giving consent for, or authorization or approval of, the Merger shall have been obtained without the imposition of any Materially Burdensome condition, qualification or other restriction, and such order shall not have been revoked or stayed as of the Closing Date.

(e)	Consents. Parent or the Company or their applicable Subsidiaries shall have obtained (i) all consents, approvals, authorizations, qualifications and orders of all Governmental Entities legally required in connection with this Agreement and the transactions contemplated hereby or the failure of which to be obtained could reasonably be expected to result in the requirement for a material divestiture or other comparable action following the Effective Time, except for the matters referred to in Sections 6.2(c) and 6.2(d) and (ii) all other consents, approvals, authorizations and qualifications of third parties required in connection with this Agreement and the transactions contemplated hereby, except in the case of this clause (ii) for those the failure of which to be obtained individually and in the aggregate would not reasonably be expected to be Materially Burdensome.

(f)	Legal Restraints. No Legal Restraint that has any of the effects referred to in clause (ii), (iii) or (iv) of Section 6.2(g) shall be in effect.

(g)	No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity based on any applicable non-competition, antitrust or pre-merger notification laws (i) challenging the acquisition by Parent or any of its Affiliates of any Company Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated hereby or seeking to obtain from the Company, or Parent or any of its Affiliates, any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, or Parent or any of its Affiliates, or any of their respective Subsidiaries, of any portion of the business or assets of the Company, Parent or any of its Affiliates, or any of their respective Subsidiaries, or to compel the Company, or Parent or any of its Affiliates, or any of their respective Subsidiaries, to dispose of or hold separate any portion of the business or assets of the Company, Parent or any of its Affiliates, or any of their respective Subsidiaries, in each case that is material in relation to the Company and its Subsidiaries taken as a whole, as a result of the Merger or any other transaction contemplated hereby, (iii) seeking to impose limitations on the ability of Parent or any of its Affiliates to acquire or hold, or exercise full rights of ownership of, any shares of common stock of the Surviving Corporation, including the right to vote the common stock of the Surviving Corporation on all matters properly presented to the stockholders of the Surviving Corporation, (iv) seeking to prohibit Parent or any of its Affiliates from effectively controlling in any material respect the business or operations of the Company and its Subsidiaries or (v) that otherwise is reasonably likely to be Materially Burdensome.

(h)	Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any state of facts, change, development, effect, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(i)	Governmental Entity Actions. Parent shall not have received any oral or written notice that any Governmental Entity has imposed, or has threatened to impose (unless any such threat is withdrawn by the Governmental Entity), material fines or penalties on the Company or any of its Subsidiaries for failure or alleged failure to comply with any Regulatory Law.

6.3	Conditions to Obligation of the Company

The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)	Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent or materially impede or delay the consummation of the Merger. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b)	Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c)	Consents. Parent or the Company or their applicable Subsidiaries shall have obtained (i) all consents, approvals authorizations, qualifications and orders of all Governmental Entities legally required in connection with this Agreement and the transactions contemplated hereby (including pursuant to any Regulatory Law) and (ii) all other consents, approvals, authorizations and qualifications of third parties reasonably required in connection with this Agreement and the transactions contemplated hereby, in the case of both (i) and (ii) to the extent that failure to obtain such consents, approvals, authorizations, qualifications and orders would reasonably be expected to subject the directors and officers of the Company to any criminal or material civil liability or would reasonably be expected to give rise to a Legal Restraint.

6.4	Frustration of Closing Conditions

None of the Company, Parent and Merger Sub may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its commercially reasonable efforts to consummate the Merger and the other transactions contemplated hereby, as required by and subject to Section 5.3.

7.	TERMINATION, AMENDMENT AND WAIVER

7.1	Termination

This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or, subject to the terms hereof, after the Company Stockholder Approval has been obtained:

(a)	by mutual written consent of Parent and the Company;

(b)	by either Parent or the Company: (i) if the Merger shall not have been consummated by the first anniversary of the date of this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of this Agreement has been a principal reason the Merger has not been consummated by such date; (ii) if any Legal Restraint of the type referred to in Section 6.1(b) shall be in effect and shall have become final and nonappealable; or (iii) if, upon a vote at the Stockholders Meeting duly convened therefor (or at any adjournment or postponement thereof consented to by Parent) at which the required number of shares to adopt the Agreement were present and entitled to vote and the vote to obtain the Company Stockholder Approval is taken, the Company Stockholder Approval shall not have been obtained;

(c)	by written notice of either the Company or Parent, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their commercially reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of the last sentence of Section 5.3(a)).

(d)	by Parent in the event an Adverse Recommendation has occurred or the Company has breached any obligations contained in Section 5.1(b); provided, however, that Parent shall not terminate this Agreement pursuant to this Section 7.1(d) as a result of a breach by the Company of its obligation to establish a record date for, or to duly call and give notice of, the Stockholders Meeting unless and until it has given the Company eight days’ prior written notice thereof and the Company shall not have cured such breach within such period; provided further, however, that no notice or cure period shall be required in respect of any other breach of Section 5.1(b);

(e)	by Parent: (i) if the Company shall have breached any of its representations, warranties or covenants contained in this Agreement, which breach (A) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b), and (B) has not been or is incapable of being cured by the Company within 20 Business Days after its receipt of written notice thereof from Parent; or (ii) if any Legal Restraint of the type referred to in Section 6.2(f) shall be in effect and shall have become final and nonappealable;

(f)	by the Company if Parent shall have breached any of its representations, warranties or covenants contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b), and (ii) has not been or is incapable of being cured by Parent within 20 Business Days after its receipt of written notice thereof from the Company;

(g)	by the Company in accordance with the terms and subject to the conditions of Section 4.2(b); or

(h)	by Parent, if in connection with any filing or submission required or action to be taken by either Parent or the Company to effect the Merger and to consummate the other transactions contemplated hereby, Parent or the Company would be required by any Governmental Entity to accept any Materially Burdensome condition, qualification or other restriction and Parent and the Company, after exercising commercially reasonable efforts in accordance with Section 5.3, are unable to cause such condition, qualification or other restriction to be removed.

7.2	Effect of Termination

In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the first sentence of Section 3.1(p), Section 5.6, this Section 7.2 and Section 8; provided, however, that no such termination shall relieve any party hereto from any liability or damages resulting from a wilful and material breach by such party of any of its representations, warranties or covenants set forth in this Agreement and all rights and remedies of such non-breaching party under this Agreement in the case of any such breach, at law or in equity, shall be preserved. The Confidentiality Agreement shall survive any termination of this Agreement and shall apply to all information and material delivered by any party hereunder, in each case in accordance with its terms.

7.3	Amendment

This Agreement may be amended by the parties hereto at any time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained or the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, there shall be made no amendment that by law or the rules of any relevant stock exchange requires further approval by stockholders without the further approval of such stockholders; provided further that any amendment to this Agreement must be approved by a majority of the entire Board of Directors of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.4	Extension; Waiver

At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the Company Stockholder Approval has been obtained or the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, there shall be made no waiver that by law or the rules of any relevant stock exchange requires further approval by stockholders without the further approval of such stockholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

8.	GENERAL PROVISIONS

8.1	Nonsurvival of Representations and Warranties

None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

8.2	Notices

All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt (or upon the next succeeding Business Day if received after 5 p.m. local time on a Business Day) by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to:

British Telecommunications plc

BT Centre

81 Newgate Street

London EC1A 7AJ

Attention: General Counsel

with a copy to:

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

Attention: Eric S. Shube

        Paul D. Burns

(b)	if to the Company, to:

Infonet Services Corporation

2160 East Grand Avenue

El Segundo, CA 90245

Attention: General Counsel

with a copy to:

Latham & Watkins LLP

650 Town Center Drive

20th Floor

Costa Mesa, CA 92626

Attention: William J. Cernius

and a copy to:

the Special Committee

c/o Cadwalader Wickersham & Taft LLP

100 Maiden Lane

New York, NY 10038

Attention: Dennis Block

8.3	Definitions

For purposes of this Agreement:

(a) an Affiliate of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b) Business Day means any day other than a Saturday, a Sunday, a legal holiday or other day on which banking institutions or trust companies are authorized or obligated by law to close in New York, New York or London, England;

(c) Country Representative means any Person with whom the Company has one or more country representative agreements, including those listed in VI. 1 of 21 of the Data Room Index;

(d) Data Room means the data room made available to Parent and its representatives in London, England and in the documents and information provided to Parent and its representatives pursuant to the communications identified in Section 8.3(d) of the Company Disclosure Schedule;

(e) Data Room Index means the index attached as Attachment A to the Company Disclosure Letter listing the documents contained in the Data Room;

(f) Distributor means any person that distributes the Company’s services on behalf of the Company, any of its Subsidiaries or any Country Representative;

(g) Knowledge of any Person that is not a natural person means the actual knowledge, after reasonable inquiry, of such Person’s executive officers;

(g) Material Adverse Effect shall mean any state of facts, change, development, effect, condition or occurrence that has been or would reasonably be expected to (i) be material and adverse to the (A) business, (B) assets, (C) properties, (D) financial condition or (E) results of operations of the Company and its Subsidiaries, taken as a whole (whether prior to or following the Effective Time), or, following the Effective Time, of Parent or any of its Affiliates, taken as a whole; (ii) directly or indirectly, prevent or materially impede the consummation of the Merger; or (iii) materially increase the cost to Parent of consummating the Merger (such cost measured by the aggregate Merger Consideration, transaction costs and liabilities to be assumed) or subject Parent or any of its Affiliates to any criminal or material civil liability in connection with or as a result of transactions contemplated hereby; in each case other than any state of facts, change, development, effect, condition or occurrence relating to (1) the telecommunications industry generally, which state of facts, change, development, effect, condition or occurrence does not disproportionately affect the Company relative to other participants in such industry; (2) the financial or securities markets or the economy in general, which state of facts, change, development, effect, condition or occurrence does not disproportionately affect the Company relative to the other participants in the telecommunications industry; (3) any change in the Company’s stock price or trading volume, in and of itself (for the avoidance of doubt, this clause (3) shall not preclude Parent from asserting that the underlying cause of any such change in stock price or trading volume is a Material Adverse Effect); (4) changes in GAAP or regulatory accounting requirements applicable to the Company or its Subsidiaries; or (5) actions or omissions of the Company, taken or omitted to be taken at the specific direction of or with the prior written consent of Parent;

(h) Materially Burdensome means such as would have a material adverse effect on Parent and its Subsidiaries, taken as a whole, or substantially impair the benefits to Parent and its Subsidiaries, taken as a whole, expected, as of the date hereof, to be realized from the consummation of the Merger;

(i) Person means an individual, corporation, partnership, joint venture, association, trust, limited liability company, Governmental Entity, unincorporated organization or other entity;

(j) a Significant Subsidiary of any Person means any Subsidiary of such Person that constitutes a significant Subsidiary within the meaning of Rule 1-02 of Regulation S-X of the Securities Act;

(k) a Subsidiary of any Person means another Person of which 50% or more of any class of capital stock, voting securities, other voting ownership or voting partnership interests (or, if there are no such voting interests, 50% or more of the equity interests) are owned or controlled, directly or indirectly, by such first Person.

8.4	Interpretation

(a)	When a reference is made in this Agreement to a Section or Subsection, such reference shall be to a Section or Subsection of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, except as otherwise specified herein. References to a Person are also to its permitted successors and assigns.

(b)	Any matter disclosed in any section of the Company Disclosure Letter shall be deemed disclosed for the purposes of the specific Sections or Subsections of this Agreement to which such section relates and such other Sections or Subsections of this Agreement to the extent a matter is disclosed in such a way to make its relevance to the information called for by such other Section or Subsection readily apparent. If the same item is required to be disclosed in more than one section of the Company Disclosure Letter, such item may be fully described in the principal section to which such item relates and incorporated into another section by a specific cross-reference in such other section to the section in which such item is fully described. Nothing in the Company Disclosure Letter shall be deemed to be adequate to disclose an exception to a representation or warranty made herein unless the Company Disclosure Letter identifies the exception with reasonable particularity. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself or the copy adequately describes the matter at issue).

8.5	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.6	Counterparts

This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed an original document and all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

8.7	Entire Agreement; No Third Party Beneficiaries

This Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, except that the Confidentiality Agreement will continue in accordance with its terms, and (b) except for the provisions of Section 5.5 (and only in that case after the Effective Time), is not intended to confer upon any Person other than the parties hereto (and their respective successors and assigns) any rights or remedies. For the avoidance of doubt, no other provision of this Agreement, including any provision relating to employee benefits or compensation, shall be deemed to confer third party beneficiary rights on any Person, notwithstanding any principle of contractual interpretation that would otherwise confer such rights.

8.8	Governing Law

This Agreement (and any claims or disputes arising out of or related thereto or to the transactions contemplated thereby or to the inducement of any party to enter therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by and construed in accordance with the laws of the State of New York, including all matters of construction, validity and performance, in each case without reference to any conflict of law rules that might lead to the application of the laws of any other jurisdiction, except to the extent the DGCL is mandatorily applicable to the Merger.

8.9	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part (except by operation of law), by any of the parties hereto without the prior written consent of the other parties hereto, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent; provided, however that (1) such assignment may not prevent or delay in any material respect the consummation of the Merger and the transactions contemplated by this Agreement, including delays in obtaining regulatory approvals or consents, (2) no such assignment shall relieve Merger Sub of any of its obligations under this Agreement, and (3) to the extent required by Section 251 of the DGCL in order for this Agreement, with such rights assigned, to be valid from and after such assignment, such assignment shall be effective only after (a) an appropriate amendment to this Agreement to effectuate such assignment shall have been executed by the parties hereto and any such assignee and (b) such amendment, or this Agreement as so amended, shall have received all approvals required by the DGCL. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.10	Enforcement

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions or other appropriate equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any New York State court sitting in New York County or, if subject matter jurisdiction exists, in the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive in any such proceeding the defense of adequacy of a remedy at law and any requirement for the securing or posting of any bond or any other security relating to such equitable relief. In addition, each of the parties hereto (a) submits to the personal jurisdiction of any New York State court sitting in New York County or the United States District Court for the Southern District of New York in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than any New York State court sitting in New York County or, if subject matter jurisdiction exists, in the United States District Court for the Southern District of New York, and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

BRITISH TELECOMMUNICATIONS PLC

By:	/s/ Peter Cross
Name:	Peter Cross
Title:	Director, Corporate Finance

BLUE ACQUISITION CORP.

By:	/s/ Kristen Verderame
Name:	Kristen Venderame
Title:	President

INFONET SERVICES CORPORATION

By:	/s/ José A. Collazo
Name:	José A Collazo
Title:	Chief Executive Officer

EXHIBIT 1

RESTATED CERTIFICATE OF INCORPORATION OF SURVIVING CORPORATION

FIRST: The name of the corporation (hereinafter called the corporation) is Infonet Services Corporation.

SECOND: The address, including street, number, city, and county, of the registered office of the corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801, and the name of the registered agent of the corporation in the State of Delaware at such address is The Corporation Trust Company.

THIRD: The nature of the business and the purposes to be conducted and promoted by the corporation are as follows: To conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 1,000. The par value of each of such shares is $0.01. All such shares are of one class and are shares of Common Stock.

FIFTH: The corporation is to have perpetual existence.

SIXTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

SEVENTH: For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation, and regulation of the powers of the corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

1. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the by-laws. The phrase “whole Board” and the phrase “total number of directors” shall be deemed to have the same meaning, to wit, the total number of directors which the corporation would have if there were no vacancies. No election of directors need be by written ballot.

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2. After the original or other by-laws of the corporation have been adopted, amended, or repealed, as the case may be, in accordance with the provisions of Section 109 of the General Corporation Law of the State of Delaware, and, after the corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the by-laws of the corporation may be exercised by the Board of Directors of the corporation; provided, however, that any provision for the classification of directors of the corporation for staggered terms pursuant to the provisions of subsection (d) of Section 141 of the General Corporation Law of the State of Delaware shall be set forth in an initial by-law or in a by-law adopted by the stockholders entitled to vote of the corporation unless provisions for such classification shall be set forth in this certificate of incorporation.

3. Whenever the corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of the certificate of incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of paragraph (2) of subsection (b) of Section 242 of the General Corporation Law of the State of Delaware shall otherwise require; provided that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

EIGHTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

NINTH: The corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

TENTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered, or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this certificate of incorporation are granted subject to the provisions of this Article Tenth.

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EXHIBIT 2

FORM OF PRESS RELEASE

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Press Release Source: BT

BT to Acquire Infonet to Strengthen Global Position

Monday November 8, 10:02 am ET

•	BT to acquire Infonet for $965m (520m pounds). Net of Infonet’s net cash balance, the aggregate value of the acquisition is $575m (310m pounds)
•	Acquisition boosts BT’s position as a global leader for IT and networking services
•	BT to benefit from extended global reach, wider customer base and specialist skills
•	BT’s position enhanced in key markets including North America and Asia Pacific
•	Cash synergies of $150m (80m pounds) in third year following the acquisition

LONDON, Nov. 8 /PRNewswire-FirstCall/ — BT announced today it has signed a definitive agreement to acquire Infonet, one of the world’s leading providers of international managed voice and data network services. The transaction values Infonet at $965m (520m pounds Sterling). Excluding Infonet’s net cash balance of $390m(1) (210m pounds), the aggregate value of the deal is $575m (310m pounds). The deal is subject to Infonet shareholder approval and regulatory clearances and is expected to complete in the first half of 2005. Shareholders representing 97 per cent of Infonet’s voting share capital have committed to support the transaction.

The acquisition of Infonet marks a significant step forward in BT’s strategy of addressing the IT and networking services needs of multi-site companies and organisations. It will greatly extend BT’s global reach and will deepen the company’s presence in North America and Asia Pacific. Infonet’s recognised strengths in innovation, product quality and customer service will complement BT’s strengths in the managed network services market.

Infonet’s $620m(2) of revenue, from the provision of cross-border services to 1,800 multinational corporate customers, significantly increases that element of BT Global Services’ business.

Commenting on the deal, BT chief executive Ben Verwaayen said: “This is another milestone in BT’s transformation into a leading global provider of IT and networking services. It is our goal to be the first choice for multi-site organisations around the world as they address their increasingly complex communications needs.”

BT Global Services CEO Andy Green added: “Infonet brings us specialist skills, a great customer base, increased global reach and additional local presence where we need it. By combining the strengths of both companies, we will substantially improve our ability to help our new and existing customers address the challenges and opportunities of the digital networked economy.”

Jose A. Collazo, Infonet chief executive, commented: “This transaction is great news for Infonet’s customers, employees and partners. Our combination with BT will improve our ability to supply mission-critical services to our customers, by bringing a commitment to the long term development of IP-based services backed by financial strength and true global scale. While continuing to take full advantage of our existing services and delivery platform, our customers will also be able to access the whole breadth of BT’s product and solutions capabilities. The company, its management and its employees are excited by the opportunities that the combination brings, and we look forward to joining the BT family.”

BT expects to realise significant cost savings from combining the two businesses. Overlapping global network elements will be eliminated and efficiencies will be achieved, in part through the rationalisation of country operations, back-office and administrative functions. Already identified actions are expected to reduce the annual cash costs of the combined businesses by $150m (80m pounds) in the third year following the acquisition. Infonet’s net tax asset of 100m pounds will add further value.

The transaction is expected to be cashflow neutral(3) for BT in the first year following acquisition and positive thereafter. In the first year it will be dilutive to BT’s net earnings by around 0.5 pence per share; thereafter it will be accretive.

Infonet has local operations in 70 countries. Together with network access in about another 180 countries, points of presence in about 3,000 cities and strong sales and support partnerships around the world, Infonet greatly enhances the reach provided by BT to its corporate customers. As well as a substantial European business, Infonet brings a significantly improved market presence in the Americas, a key market for global IP-based services, with $182m of sales. It also strengthens BT’s existing operations in the rapidly expanding economies of Asia Pacific.

Infonet’s recognised market-leading product quality, performance levels and customer service will complement BT’s already strong capabilities. In particular, Infonet has recognised strengths in value-added services, such as mobile data, network security and multimedia products

Infonet customers will benefit from BT’s scale, financial strength and focus on global IT and networking services. BT will enhance Infonet’s offering to include broader solutions and services, outsourcing and systems integration, as well as BT’s domestic managed network service portfolio in major markets around the world.

The integration of Infonet and BT Global Services will be phased to ensure service quality is maintained during a seamless evolution for customers. Whilst the transport networks of the two businesses will be combined rapidly, BT will continue to run the two product sets separately for a period, allowing the best of each to be incorporated as the service offering is combined. Infonet’s experienced management team, led by its chief executive, Jose A. Collazo, will remain in place to manage the business, maintain continuity for customers and assist in the integration of the two customer bases and product sets.

Simultaneous with the acquisition of Infonet, BT will enter into a strategic relationship with KDDI (a major distributor of Infonet services) to address network-centric outsourcing opportunities for BT customers in Japan, and also for KDDI customers outside Japan.

BT is being advised in relation to the transaction by Rothschild and Allen and Overy LLP.

A conference call with analysts and investors was held today at 1000 UK time. A replay of the call is available on +44 1296 618 700 (pin number 568831).

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

Rationale for the Transaction

BT is at the heart of the digital networked economy and aims to be the first choice for multi-site organisations around the world as they address their increasingly complex IT and networking services needs. By combining its capabilities with Infonet, BT substantially improves its ability to help large corporations address the whole spectrum of challenges and opportunities of the digital networked economy across all geographies.

The acquisition of Infonet is a very significant step forward, bringing BT 1,800 multinational customers with complex cross-border communications requirements. Infonet today services customers in six continents with award- winning products and highly regarded networking skills.

A key strength of Infonet is its global reach. With local operations in close to 70 countries, its worldwide presence allows customers to rely on it for a seamless and effective service, wherever their sites are based.

Infonet has a strong market presence in the Americas, a strategic market in which BT has steadily been building its presence. Infonet’s $182m of revenue in this region grew last year by more than 30 per cent reflecting a strong relationship with such customers as DHL and Nestle.

Infonet also brings to BT new scale in other regions identified as important for international companies—particularly the key European economies and Asia Pacific. Its customers in these markets include Siemens, Nokia, Bayer AG International, IBM and Hilton International.

Infonet has a history of 35 years in the international data communications industry. It has established highly regarded product sets and service levels. It has also recently earned its 10th consecutive overall “Best in Class” distinction from Telemark, outperforming Telemark’s benchmark for each of the ten most important service provider attributes. BT’s existing customers will benefit from Infonet’s cutting edge fault management, order management, pricing and billing systems and tools.

BT expects to see significant benefits from the combination of the product sets and customer bases of the two companies. BT’s financial strength and its commitment to the development of IP-based solutions will enhance Infonet’s offering to its corporate customers. Infonet customers will for the first time be able to acquire in-country, as well as international, managed network services from a single truly global source. In addition, BT expects to offer its portfolio of IT services, outsourcing solutions and its voice communications products to the Infonet customer base.

Recognising the quality of both product sets and their importance to both sets of customers, BT intends to operate both platforms in parallel for some time. The integration and harmonisation of these will be managed so as to continue the best of both for the combined business and its customers.

Notwithstanding this, BT intends to combine the two companies’ transport networks rapidly and to rationalise their local assets where possible, without inconvenience to customers.

Infonet customers will be in a position to benefit from BT’s scale, financial strength and focus on global IT and networking services. BT will enhance Infonet’s offering to include broader solutions and services, outsourcing and systems integration, as well as BT’s domestic managed network service portfolio in major markets around the world.

The management team and employees of Infonet, led by President and Chief Executive, Jose A. Collazo, will join BT and will share the responsibility for ensuring a successful integration and rationalisation process. The combination is expected to create exciting opportunities for the employees of both organisations.

Financial Profile

Infonet has reported average annual growth in core revenues of 11 per cent over the past two years to $620m in 2003/04. It has indicated that it expects to be cashflow positive by the end of the current financial year.

BT expects the transaction to be cashflow-neutral in the first year and positive thereafter, after financing costs but before restructuring costs. It will be dilutive to net earnings by around 0.5 pence per share in the first year but will increase BT’s earnings per share thereafter.

BT expects to realise significant cost savings through the combination of both companies. Already identified savings include the elimination of overlapping network leasing, operating and maintenance costs, the reduction of Infonet’s in-country access costs through BT’s scale and purchasing power, and the generation of efficiencies in sales costs, administrative functions and back-office operations. These savings are expected to reduce the annual cash costs of the combined businesses by $150m (80m pounds) in the third year following the acquisition. Infonet’s net tax asset of 100m pounds will add further value.

Transaction Structure

Upon completion of the transaction, BT will pay consideration to the stockholders of Infonet on the following basis:

For each outstanding Infonet A Share or B Share $2.06 in cash.

This values the entire outstanding share capital of Infonet at $965m (520m pounds). Net of Infonet’s net cash balance as at 31 March 2004 of $390m (210m pounds), the aggregate value of the acquisition is $575m (310m pounds).

The offered price represents a premium of 23 per cent to the average price per Infonet share over the past three months of $1.68.

The Transaction is subject to the approval of Infonet’s shareholders. The Board of Directors of Infonet and Infonet’s Special Committee representing the interests of Class B shareholders have unanimously approved the transaction. Infonet’s six Class A shareholders, who together hold 97% of the voting rights of the company, have signed irrevocable undertakings to vote in favour of the transaction. Each of the Executive Officers of Infonet has irrevocably undertaken to vote in favour of the transaction.

Infonet’s shareholders will receive a proxy statement containing full details of the transaction in the coming weeks.

The completion of the transaction, which is conditional upon regulatory approvals, is expected in the first half of 2005.

Notes to Editors

About BT

BT Group plc is the holding company for an integrated group of communications businesses and is listed on stock exchanges in London and New York. BT Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

BT is one of the world’s leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include network centric Information and Communications Technology (ICT) solutions, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

•	BT Retail, providing fixed and mobile communications services and solutions to over 20 million business and residential customers in the UK. It is also a leading UK internet services provider.

•	BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits and PSTN.

•	BT Global Services, providing ICT services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in 136 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group’s turnover was 18,519 million pounds with profit before goodwill amortisation, exceptional items and taxation of 2,013 million pounds.

For more information, visit http://www.btplc.com

About Infonet

Infonet Services Corporation, known for its quality of service, is a leading provider of managed network communications services for thousands of multinational corporate entities.

Employing a unique consultative approach, Infonet offers integrated solutions optimizing the complex relationship between enterprise applications and the global network. Extensive project management capabilities are the foundation for the services and solution offerings (broadband, Internet, intranet, multimedia, videoconferencing, wireless/remote access, local provisioning, application and consulting services) positioning Infonet as a single-source partner for its customers. In particular, Infonet IP VPN solutions offer multinationals a unique combination of private and public internet protocol services as well as a full set of managed security and mobility services.

Rated “Best in Class” overall in Telemark’s annual survey of Global Managed Data Network Services, Infonet has also won “Best Customer Care” and “Best Carrier” at the World Communication Awards. Founded in 1970, Infonet owns and operates The World Network, accessible from more than 180 countries, and provides local service support in over 70 countries and territories.

Infonet reported revenue in 2003/04 of $620m. Infonet expects to be cashflow positive by the end of the current financial year.

Infonet’s stock is traded on the New York Stock Exchange under the symbol IN. Additional information about the company is available at http://www.infonet.com.

Forward Looking Statements

Statements about the expected effects on BT of the acquisition of Infonet, statements about the expected timing, certainty and scope of the acquisition and all other statements in this release other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future financial results and usually contain words such as “believes,” “intends,” “expects,” “anticipates,” “estimates”, or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including, but not limited to, the satisfaction of the conditions to closing of the acquisition. We caution investors not to place undue reliance on the forward- looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

In connection with the merger, Infonet will be filing a proxy statement with the US Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement concerning the proposed transaction when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement when it becomes available and other documents filed or furnished by Infonet with the SEC at the SEC’s website at http://www.sec.gov. The proxy statement and other documents filed or furnished by Infonet may also be obtained for free by directing a request to Infonet at +1 310-335-2600.

Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Infonet stockholders to approve the merger at the following address: Infonet, 2160 East Grand Avenue, El Segundo, CA 90245 USA

N M Rothschild & Sons Limited and Rothschild Inc.

“Rothschild” refers collectively to N M Rothschild & Sons Limited and Rothschild Inc.

N M Rothschild & Sons Limited, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for BT and no one else in relation to the transaction and will not be responsible to anyone other than BT for providing the protections afforded to clients of N M Rothschild & Sons Limited nor for providing advice in relation to the proposed transaction.

(1) As at March 31, 2004

(2) For the year ending March 31, 2004

(3) Before restructuring costs

Source: BT

Infonet Services Corporation

Alex Rassey Vice President – Corporate Communications

Morgan Molthrop Vice President – Investor Relations

+1-877-446-3646 (US), +1-703-797-1864 (Intl.)

INFONET TO BE ACQUIRED BY BT GROUP PLC

Regulatory Approval Required

El Segundo, CA – November 8, 2004 — Infonet Services Corporation (NYSE: IN) announced today that it has entered into a definitive merger agreement whereby Infonet will be acquired by BT Group plc in a cash transaction.

Under the terms of the agreement, stockholders of Infonet will receive $2.06 in cash for each share of Infonet common stock. The aggregate value of the transaction is expected to be approximately $965 million. The transaction is expected to be completed in the first half of 2005.

Jose A Collazo, CEO of Infonet Services, said, “This transaction is great news for Infonet’s customers, employees and partners. Our combination with BT will improve our ability to supply mission-critical services to our customers, by bringing a commitment to the long term development of IP-based services backed by financial strength and true global scale. While continuing to take advantage of our existing services and delivery platform, our customers will also be able to access the whole breadth of BT’s product and solutions capabilities. The company, its management and its employees are excited by the opportunities that the combination brings, and we look forward to joining the BT Global Services family.”

Commenting on the deal, BT chief executive Ben Verwaayen, said, “This is another milestone in BT’s transformation into a leading global provider of IT and networking services. It is our goal to be the first choice for multi-site organizations around the world as they address their increasingly complex communications needs.”

BT Global Services CEO Andy Green, added, “Infonet brings us specialist skills, a great customer base, increased global reach and additional local presence where we need it. By combining the strengths of both companies, we will substantially improve our ability to help our new and existing customers address the challenges and opportunities of the digital networked economy.”

A special committee of the board of directors of Infonet has recommended approval, and the boards of directors of BT and Infonet have approved the transaction, which is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act, foreign antitrust clearance, other regulatory approvals, the approval of the stockholders of Infonet and other customary closing conditions.

Infonet is being advised by UBS investment bank.

BT is holding a conference call for analysts, investors and the press in the UK will be held today at 10 a.m. London, 5 a.m. Eastern. Interested parties should dial +44-208-974-7950 and the passcode is 946404#. A replay of the call will also be available by dialing +44-1296-618-700 and the passcode is 568831.

About Infonet

Infonet Services Corporation, known for its quality of service, is a leading provider of managed network communications services for thousands of multinational entities.

Employing a unique consultative approach, Infonet offers integrated solutions optimizing the complex relationship between enterprise applications and the global network. Extensive project management capabilities are the foundation for the services and solution offerings (broadband, Internet, intranet, multimedia, videoconferencing, wireless/remote access, local provisioning, application and consulting services) positioning Infonet as a single-source partner for multinational entities. In particular, Infonet IP VPN solutions offer multinationals a compelling combination of Private and Public IP services as well as a full set of Managed Security and Mobility Services.

Rated “Best in Class” overall in Telemark’s survey of Global Managed Data Network Services and Managed IP Services, Infonet also has won “Best Customer Care”, “Best Managed Service”, “Best Regional Carrier” and “Best Carrier” at the World Communication Awards. Founded in 1970, Infonet owns and operates The World Network®, accessible from more than 180 countries, and provides local service support in more 70 countries and territories.

Infonet’s stock is traded on the New York Stock Exchange under the symbol IN. Additional information about the company is available at www.Infonet.com.

About BT

BT Group plc is the holding company for an integrated group of communications businesses and is listed on stock exchanges in London and New York. BT Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

BT is one of the world’s leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include network centric Information and Communications Technology (ICT) solutions, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

•	BT Retail, providing fixed and mobile communications services and solutions to over 20 million business and residential customers in the UK. It is also a leading UK internet services provider.

•	BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits and PSTN.

•	BT Global Services, providing ICT services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in 136 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group’s turnover was £18,519 million with profit before goodwill amortisation, exceptional items and taxation of £2,013 million.

For more information, visit www.btplc.com

Additional Information about the Merger and Where to Find It

Infonet plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders a proxy statement in connection with the merger. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFONET, BT, THE PROPOSED MERGER AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Infonet or BT through the web site maintained by the SEC at www.sec.gov.

In addition, investors and stockholders will be able to obtain free copies of the proxy statement from Infonet by contacting Infonet Services Corporation, 2160 East Grand Avenue, El Segundo, California, 90245, Attention: Investor Relations.

Infonet and BT, and their respective directors and officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Infonet’s directors and officers and their ownership of Infonet common stock is contained in the proxy statement for Infonet’s 2004 annual meeting of stockholders, which was filed with the SEC on July 22, 2004. Information regarding BT’s directors and officers is contained in BT’s Form 6-K, which was filed with the SEC on June 2, 2004. To the knowledge of Infonet, none of BT nor any of its directors and officers owns any shares of Infonet common stock. To the knowledge of Infonet, none of the directors or officers of BT who would be expected to participate in any such solicitation of proxies has any material interest, direct or indirect, by security holdings or otherwise in Infonet. Investors and stockholders may obtain additional information regarding the direct and indirect interests of Infonet, BT and their respective directors and officers in the merger by reading the proxy statement regarding the merger when it becomes available.

Safe Harbor Statement

In addition to statements of historical facts or statements of current conditions, Infonet has made forward-looking statements in this communication within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these statements include, without limitation, statements regarding expected synergies, financial guidance, timing of closing, industry ranking, execution of integration plans and organizational structure. These statements are based on information available to Infonet as of the date of this communication but are subject to a number of risks and uncertainties that could cause the statements made to be incorrect and the actual results to differ materially. Infonet describes certain of these risks and uncertainties in its 10-K, 10-Q, 8-K and other recent filings with the Securities and Exchange Commission (the “SEC”). These documents are available through the SEC website at www.sec.gov. The accuracy of Infonet’s forward-looking statements will also be affected by whether the merger can be completed, whether the companies may be required to modify aspects of the transaction to achieve regulatory approval, whether the businesses of the companies suffer due to uncertainty or a decline in market demand and whether the parties are able to achieve planned synergies. Infonet expects that subsequent events or developments may cause its views to change, however, Infonet undertakes no duty to update the forward-looking statements to take account of later events, except to the extent required by law. The cautionary advice in this paragraph is permitted by the Private Securities Litigation Reform Act of 1995.

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